New York Menlo Park Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Marc O. Williams

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6145 tel 212 701 5843 fax marc.williams@davispolk.com

November 8, 2011

Re:	Anadys Pharmaceuticals, Inc.
Schedule TO-T filed by Bryce Acquisition Corporation and
Hoffmann La-Roche, Inc.
File No. 005-79854

Melissa Campbell Duru

Securities and Exchange Commission

Special Counsel

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-3628

Dear Ms. Duru:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff dated November 4, 2011 (the “Comment Letter”) regarding the above-referenced Schedule TO of Hoffmann La-Roche, Inc. (“Parent”) and Bryce Acquisition Corporation (“Purchaser”) filed on October 25, 2011 (the “Schedule TO”). In conjunction with this letter, Parent and Purchaser are filing via EDGAR, for review by the Staff, Amendment No. 1 to the Schedule TO (“Amendment No. 1”).

Please find enclosed three copies of Amendment No. 1. The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff in the Comment Letter. Set forth below are responses to the Staff’s comments numbered 1 through 6, as set forth in the Comment Letter.

1.	You disclose that payment will occur on the later of (i) the expiration date or (ii) the satisfaction or waiver of the conditions set forth in the Offer to Purchase. Please confirm that payment will be made promptly in accordance with Rule 14e-1(c) by clarifying that all conditions other than those conditions dependent upon the receipt of necessary government approvals, must be satisfied or waived at or prior to the expiration of the tender offer.

Parent and Purchaser have revised Item 1 in the Schedule TO in response to this comment by adding the following text after the last word in the first sentence under the heading “When and how will I be paid for my tendered shares?” on page 4 of the Offer to Purchase: “and only if all conditions, other than those conditions dependent upon the receipt of government approvals, have been satisfied or waived at or prior to the expiration of the tender offer.”

Melissa Campbell Duru	2	November 8, 2011

2.	We note that you will determine, in your sole discretion, all questions as to the form and validity (including time of receipt) of and acceptance for payment of shares or with respect to notices of withdrawal. You disclose that your determination will be “final and binding.” Please delete this language, or disclose that only a court of competent jurisdiction can make a determination that will be final and binding upon the parties. In addition, please disclose that security holders may challenge your determinations.

Parent and Purchaser have revised Item 4 in the Schedule TO in response to this comment by (i) deleting the following text from the first sentence under the heading “Determination of Validity” on page 14 of the Offer to Purchase: “, and our determination shall be final and binding”, and (ii) adding the following sentence after the second sentence under the heading “Determination of Validity on page 14 of the Offer to Purchase: “Tendering stockholders have the right to challenge our determination with respect to their Shares.”

3.	You disclose your right to waive the conditions “at any time and from time to time, in the sole discretion of the Parent and Purchaser…” Please revise to further clarify that offer conditions, other than those dependent upon the receipt of government approvals, may only be asserted as of expiration of the offer as opposed to “from time to time.”

Parent and Purchaser have revised Item 4 in the Schedule TO in response to this comment by adding the following text after the second comma in the first paragraph above the heading “Material Adverse Effect” on page 37 of the Offer to Purchase: “on or prior to the Expiration Date (and thereafter in relation to any conditions dependent upon the receipt of government approvals)”.

4.	When a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

Parent and Purchaser confirm supplementally to the Staff that Parent and Purchaser are aware that waiver of a condition, depending on the materiality of the waived condition and the number of days remaining in the offer, may require extension of the offer and circulation of new disclosure to securityholders.

5.	When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the offerors should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Parent and Purchaser respectfully acknowledge awareness of the Staff’s position in this regard without necessarily agreeing with that position.

Melissa Campbell Duru	3	November 8, 2011

6.	Supplementally provide us with a copy of the complaints listed in this section. Refer to Item 1011(a) of Regulation M-A.

Parent and Purchaser provide supplementally the attached three complaints to the Staff (and a consolidated complaint). Parent and Purchaser have also revised Item 11 of the Schedule TO to include disclosure about the additional complaints, which were filed after the date of the Schedule TO.

***

Parent and Purchaser acknowledge that (1) Parent and Purchaser are responsible for the adequacy and accuracy of the disclosure in their filings, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) neither Parent nor Purchaser may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 450-6145 with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Marc O. Williams

Marc O. Williams

1	ROBBINS BRIAN J. ROBBINS UMEDA LLP (190264)
2	STEPHEN ARSHAN AMIRI J. ODDO (246874) (174828)
3	600 EDWARD B Street, B. Suite GERARD 1900 (248053)
4	Telephone: San Diego, CA (619) 92101 525-3990
5	Facsimile: (619) 525-3991
6	Co-Lead and Liaison Counsel for Plaintiffs
7	[Additional counsel on signature page.]
8	SUPERIOR COURT OF THE STATE OF CALIFORNIA

9 COUNTY OF SAN DIEGO

10 IN RE ANADYS PHARMACEUTICALS, ) Lead Case No. 37-2011-00099789-CU-BT-CTL

11 INC. SHAREHOLDER LITIGATION ) ) (Consolidated with Case No. 37-2011-

12 ) ) 00099895-CU-SL-CTL)

13 ) ) CLASS ACTION

14 ) ) UPON CONSOLIDATED SELF-DEALING COMPLAINT AND BREACH BASED OF

15 ) ) FIDUCIARY DUTY

16 ) ) 17 18 19 20 21 22 23 24 25 26 27 28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	SUMMARY OF THE ACTION

2 1. This is a consolidated shareholder class action brought by plaintiffs on behalf of 3 holders of common stock of Anadys Pharmaceuticals, Inc. (“Anadys” or the “Company”) against

4	Anadys, Anadys’s Board of Directors (the “Board”), Hoffman-La Roche Inc. (“Roche”), and

5 Bryce Acquisition Corporation (“Bryce”). This action seeks to enjoin defendants from further 6 breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price 7 through an unfair and self-serving process to Roche for $3.70 per share (the “Proposed

8	Acquisition”) via a tender offer (the “Tender Offer” or the “Offer”) and short form merger. The

9 Tender Offer commenced on October 25, 2011, and is set to expire on Tuesday, November 22,

10 2011.

11 2. Anadys develops oral, small molecule therapeutics for the potential treatment of 12 the hepatitis C virus infection. The Company’s key experimental medicine, setrobuvir, is a 13 direct-acting antiviral compound that is currently being evaluated by Anadys in a Phase IIb study 14 in combination with two of Roche’s products: Pegasys and Copegus. Anadys also owns 15 investigational compound ANA773, a chronic infection medicine. The drug is currently in the 16 early stages of development. Although the multi-billion dollar market for hepatitis C drugs is 17 crowded, analysts say new and more efficient drugs for this illness—which affects the liver—18 give players hope of grabbing a substantial share. More than 180 million people world-wide 19 suffer from hepatitis C, especially in less developed regions, with many of them relying on drugs 20 that use protein therapy interferons.

21 3. Anadys stands to capture a significant market share for Hepatitis C treatment.

22 TheStreet.com reported that Anadys’s setrobuvir could be the first all-oral, interferon-free 23 therapy for hepatitis C to begin Phase III studies. Due to Anadys’s forefront position in this 24 market, TheStreet.com reported that instead of Roche producing its own all-oral, interferon-free 25 therapy, they can accomplish the same means by acquiring Anadys. TheStreet.com went on to 26 state that by acquiring Anadys “for $230 million, Roche is acquiring [it] at a relatively low 27 price.” Moreover, the Company recently reported significant positive results in its Phase IIb 28 trials of setrobuvir.

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	4. To help ensure that the Proposed Acquisition is completed, the Individual

2 Defendants (as defined herein), along with certain other Anadys officers, agreed to tender their 3 shares in a Tender Offer. The tender agreements ensure that approximately 7.9% of the

4	Company’s outstanding shares will be tendered in the Offer.
5	5. In addition to agreeing to tender their shares, defendants Steve Worland

6 (“Worland”) and James L. Freddo (“Freddo”) had their change-in-control severance benefits 7 amended by the Board’s Compensation Committee on August 25, 2011, less than two months 8 before the Board agreed to sell the Company. The amendment provides for defendants Worland 9 and Freddo to each receive change-in-control cash severance benefits consisting of twenty-four 10 months of base salary and two times the executive’s annual target bonus in the event that a 11 qualifying change-in-control occurs on or prior to June 30, 2012. The new agreement was 12 significantly more than the executives’ prior agreement, which only provided for twelve months’ 13 worth of base salary and the executives’ annual target bonus. Thus, defendants Worland and

14 Freddo both had motivation to sell the Company now to obtain a benefit before setrobuvir could 15 finish the U.S. Food and Drug Administration (“FDA”) approval process. This is a benefit that 16 the rest of the public shareholders did not have an opportunity to obtain.

17 6. The Individual Defendants further breached their fiduciary duties by agreeing to 18 preclusive deal protection devices in connection with the Agreement and Plan of Merger the

19 Company, Roche, and Bryce entered into on October 16, 2011 (the “Merger Agreement”). These 20 provisions, which further diminish the chances of obtaining maximum value for the Company’s 21 shareholders by collectively precluding any competing offers for the Company, include: (i) a no-22 solicitation provision prohibiting the Company from properly shopping itself in order to attain 23 the maximum consideration for its shareholders; (ii) matching rights, which allow Roche three 24 business days to match any offer (which would have to be unsolicited in light of the no-25 solicitation clause) that is superior to the Proposed Acquisition; and (iii) a non-mutual 26 termination fee of $8 million payable to Roche if the Company accepts a superior proposal.

27 7. Worse, however, is the “Top-Up Option” agreement that the defendants entered 28 into. Under this arrangement, even if Roche does not acquire via the Tender Offer the 90%

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 ownership needed to effectuate a short form merger and avoid a shareholder vote, the Company 2 has agreed to issue Roche enough shares of the Company’s common stock to allow it to reach 3 that 90% threshold.

4	8. On October 25, 2011, Anadys filed a Form SC 14D9 (“14D-9”) with the U.S.
5	Securities and Exchange Commission (“SEC”) and disseminated it to Anadys’s shareholders.

6 The 14D-9, which recommends Anadys shareholders tender their shares in the Tender Offer, 7 omits and/or misrepresents material information, without which Anadys shareholders cannot 8 make a fully informed decision whether to tender their shares. The 14D-9 fails to inform the

9 Company’s shareholders why the Board pursued a sale of the Company at a time when it appears 10 the Company may be on the verge of becoming profitable. Defendants further fail to provide the

11 Company’s shareholders with material information and/or provides them with materially 12 misleading information concerning: (i) the process leading to the sale of the Company; (ii) the 13 financial analyses performed by Lazard Frères & Co. LLC (“Lazard”), the Company’s financial 14 advisor; and (iii) the Company’s financial projections. These material facts must be disclosed in 15 order for shareholders to have all material information and to understand the Company’s current 16 and projected future value in deciding whether to tender their shares in connection with the

17 Proposed Acquisition or to stay the course.

18 9. Because defendants dominate and control the business and corporate affairs of

19 Anadys, there exists an imbalance and disparity of economic power between them and the public 20 shareholders of Anadys. Therefore, it is inherently unfair for defendants to execute and pursue 21 any Proposed Acquisition agreement under which they will reap disproportionate benefits to the 22 exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to 23 negotiate a contract reflecting the best consideration reasonably available for Anadys’s 24 shareholders, who they are duty-bound to serve, defendants disloyally placed their own interests 25 and the interests of Roche first and tailored the terms and conditions of the Proposed Acquisition 26 to meet their own personal needs and objectives.

27 10. To remedy the Individual Defendants’ breaches of fiduciary duty and other 28 misconduct, plaintiffs seek, inter alia: (i) injunctive relief preventing consummation of the

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 Proposed Acquisition unless and until the Company adopts and implements a procedure or 2 process to obtain a transaction that provides the best possible terms for shareholders; (ii) a 3 directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction 4 which is in the best interests of Anadys shareholders; and (iii) rescission of, to the extent already 5 implemented, the Proposed Acquisition agreement or any of the terms thereof.

6	JURISDICTION AND VENUE

7 11. This Court has jurisdiction over the causes of action asserted herein pursuant to 8 the California Constitution, Article VI, §10, because this case is a cause not given by statute to 9 other trial courts.

10 12. This Court has jurisdiction over this action because certain of the defendants 11 conduct business in and/or have sufficient minimum contacts with California. Anadys is a 12 citizen of California as it has its principal place of business at 5871 Oberlin Drive, Suite 200, San

13 Diego, California.

14 13. Venue is proper in this Court because the conduct at issue took place and had an 15 effect in this County.

16 PARTIES

17 14. Plaintiff Fahd Hammad is a shareholder of Anadys.

18 15. Plaintiff Miguel Angel Alonso Maestro is a shareholder of Anadys.

19 16. Plaintiff Devorah Shabtal is a shareholder of Anadys.

20 17. Defendant Anadys is a Delaware corporation and biopharmaceutical company 21 focused on improving patient care by developing novel medicines for the treatment of hepatitis

22 C. Anadys’s most advanced drug candidate, setrobuvir (ANA598), is a direct-acting antiviral 23 compound for chronic hepatitis C that is currently being evaluated by the Company in a Phase II 24 study in combination with Roche’s PEGylated interferon (Pegasys) and ribavirin (Copegus).

25 Additionally, the Company is developing ANA773, an oral, small-molecule inducer of 26 endogenous interferons that act via a Toll like receptor 7, or TLR7, pathway in hepatitis C.

27 Upon completion of the Proposed Acquisition, Anadys will become a wholly owned subsidiary 28 of Roche.

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 18. Defendant Worland is President, Chief Executive Officer (“CEO”), and a director 2 of Anadys and has been since August 2007. Worland has also served in various other positions 3 since joining Anadys in 2001 including Chief Scientific Officer; Executive Vice President, Head 4 of Research and Development; Executive Vice President, Pharmaceuticals; and President,

5 Pharmaceuticals. In connection with the Proposed Acquisition, Worland agreed to tender his 6 shares and support the Proposed Acquisition.

7	19. Defendant Freddo is Chief Medical Officer of Anadys and has been since July

8 2006; Senior Vice President, Drug Development and has been since July 2008; and a director 9 and has been since January 2011. In connection with the Proposed Acquisition, Freddo agreed to 10 tender his shares and support the Proposed Acquisition.

11 20. Defendant Stelios Papadopoulos (“Papadopoulos”) is Chairman of the Board of

12 Anadys and has been since January 2011 and a director and has been since May 2000.

13 Papadopoulos co-founded Anadys. In connection with the Proposed Acquisition, Papadopoulos 14 agreed to tender his shares and support the Proposed Acquisition.

15 21. Defendant Kleanthis G. Xanthopoulos (“Xanthopoulos”) is an Anadys director 16 and has been since May 2000. Xanthopoulos was also President and CEO of Anadys from May

17 2000 to November 2006. Xanthopoulos co-founded Anadys. In connection with the Proposed

18 Acquisition, Xanthopoulos agreed to tender his shares and support the Proposed Acquisition.

19 22. Defendant Marios Fotiadis (“Fotiadis”) is an Anadys director and has been since

20 September 2002. In connection with the Proposed Acquisition, Fotiadis agreed to tender his 21 shares and support the Proposed Acquisition.

22 23. Defendant Mark G. Foletta (“Foletta”) is an Anadys director and has been since

23 September 2005. In connection with the Proposed Acquisition, Foletta agreed to tender his 24 shares and support the Proposed Acquisition.

25 24. Defendant Barry A. Labinger (“Labinger”) is an Anadys director and has been 26 since March 2011. In connection with the Proposed Acquisition, Labinger agreed to tender his 27 shares and support the Proposed Acquisition.

28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	25. Defendant Brian S. Posner (“Posner”) is an Anadys director and has been since

2 August 2011. In connection with the Proposed Acquisition, Posner agreed to tender his shares 3 and support the Proposed Acquisition.

4	26. Defendant Roche is a New Jersey corporation and a U.S. subsidiary of F.

5 Hoffmann-La Roche Ltd (“FHL Roche”), which is a leader in research-focused healthcare with 6 combined strengths in pharmaceuticals and diagnostics. FHL Roche is the world’s largest 7 biotech company with medicines in oncology, virology, inflammation, metabolism, and the 8 central nervous system. FHL Roche is also the world leader in in-vitro diagnostics, tissue-based 9 cancer diagnostics, and a pioneer in diabetes management. Roche’s principal executive offices 10 are located at 340 Kingsland Street, Nutley, New Jersey.

11 27. Defendant Bryce is a Delaware corporation and a wholly owned subsidiary of

12 Roche. Bryce was formed solely for the purpose of engaging in the transactions of the Proposed

13 Acquisition. In connection with the Proposed Acquisition, Bryce will commence a cash Tender

14 Offer to acquire all of the outstanding Anadys shares of common stock. Upon completion of the

15 Proposed Acquisition, Bryce will merge with and into Anadys and cease its separate existence.

16 28. The defendants named above in ¶¶18-25 are sometimes collectively referred to 17 herein as the “Individual Defendants.”

18 29. The true names and capacities of defendants sued herein under California Code of

19 Civil Procedure §474 as Does 1 through 25, inclusive, are presently not known to plaintiffs, who 20 therefore sues these defendants by such fictitious names. Plaintiffs will seek to amend this

21 Complaint and include these Doe defendants’ true names and capacities when they are 22 ascertained. Each of the fictitiously named defendants is responsible in some manner for the 23 conduct alleged herein and for the injuries suffered by the Class (as defined herein).

24 INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

25 30. Under Delaware law, the officers and directors of a publicly traded corporation 26 have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with 27 these duties, neither the officers nor the directors may take any action that:

28 (a) adversely affects the value provided to the corporation’s shareholders;

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	(b) will discourage, inhibit, or deter alternative offers to purchase control of 2 the corporation or its assets;
3	(c) contractually prohibits themselves from complying with their fiduciary 4 duties;

5 (d) will otherwise adversely affect their duty to secure the best value 6 reasonably available under the circumstances for the corporation’s shareholders; and/or

7 (e) will provide the officers and/or directors with preferential treatment at the 8 expense of, or separate from, the public shareholders.

9 31. In accordance with their duties of loyalty and good faith, the Individual

10 Defendants, as officers and/or directors of Anadys, are obligated under Delaware law to refrain 11 from:

12 (a) participating in any transaction where the officers or directors’ loyalties 13 are divided;

14 (b) participating in any transaction where the officers or directors receive, or 15 are entitled to receive, a personal financial benefit not equally shared by the public shareholders 16 of the corporation; and/or

17 (c) unjustly enriching themselves at the expense or to the detriment of the 18 public shareholders.

19 32. Defendants, separately and together, in connection with the Proposed Acquisition, 20 are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such 21 breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence 22 owed to plaintiffs and other public shareholders of Anadys. Certain of the Individual Defendants 23 stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for 24 themselves personal benefits, including personal financial benefits not shared equally by 25 plaintiffs or the Class. Certain Anadys executives are also retaining their prestigious and 26 lucrative positions and compensation at the post-Proposed Acquisition company. These 27 executives have managed to secure for themselves substantial employment at the expense of the 28 shareholders’ best interests. Accordingly, the Proposed Acquisition will benefit the Individual

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	Defendants in significant ways not shared with Class members. As a result of the Individual

2 Defendants’ self-dealing and divided loyalties, neither plaintiffs nor the Class will receive 3 adequate or fair value for their Anadys common stock in the Proposed Acquisition.

4 33. Because the Individual Defendants are knowingly or recklessly breaching their 5 duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the 6 burden of proving the inherent or entire fairness of the Proposed Acquisition, including all 7 aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of 8 law.

9 BACKGROUND TO THE PROPOSED ACQUISITION

10 34. Anadys develops oral, small molecule therapeutics for the potential treatment of 11 the hepatitis C virus infection. The Company’s key experimental medicine, setrobuvir, is a 12 direct-acting antiviral compound that is currently being evaluated by Anadys in a Phase IIb study 13 in combination with two of Roche’s products: Pegasys and Copegus. Anadys also owns 14 investigational compound ANA773, a chronic infection medicine. The drug is currently in early 15 stages of development.

16 35. In 2011, the FDA granted Fast Track Status to setrobuvir for the treatment of 17 chronic hepatitis C. Setrobuvir has a well-characterized safety database in which more than 350 18 subjects have received the agent to date. This year, Anadys announced a cross-company clinical 19 trial agreement with a large, commercial-stage biopharmaceutical company to study setrobuvir in 20 combination with another direct-acting antiviral (“DAA”) in healthy volunteers.

21 36. On October 13, 2011, Anadys announced positive twelve-week data for setrobuvir 22 in its Phase IIb hepatitis C study, indicating Anadys’s progress in developing a successful 23 medical treatment for hepatitis C. Commenting on the Phase IIb study’s positive results, 24 defendant Worland said, “[w]e are pleased with today’s data, which we believe demonstrate a 25 compelling profile for setrobuvir in significantly more patients . The antiviral response in 26 patients who had failed prior treatment is a particularly encouraging benchmark of setrobuvir’s 27 potency and high barrier to resistance. Coupled with a favorable safety profile to date, we believe 28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	today’s data position setrobuvir as a very attractive agent to be included in future DAA 2 combination regimens.”

3 37. However, despite the massive potential upside for setrobuvir, including the recent 4 announcement of impressive Phase IIb clinical data, the Company has been searching for an 5 acquisition partner since early 2010. Defendants provide no reasons for why they were looking 6 to sell the Company at that time or why they decided to sell the Company now.

7 38. In March 2010, the Company met with investment banking firms for the purpose 8 of engaging a financial advisor to explore potential strategic opportunities, including a sale of the

9 Company. The Company eventually retained Lazard as its financial advisor.

10 39. Throughout 2010 and into September 2011, Anadys held substantive discussions 11 with a number of interested parties, such as those referred to in the 14D-9 as Party A, Party B, 12 and Party C, regarding a potential sale of the Company. Defendants, however, favored Roche 13 throughout the process by, among other things, meeting with and updating Roche regularly 14 regarding the status of the Company’s clinical trials. Starting in July 2011, defendants also gave

15 Roche access to an electronic data room containing setrobuvir clinical data, which was not 16 provided to other parties.

17 40. On or about August 26, 2011, Roche submitted its initial offer to purchase

18 Anadys for the price of $3.00 per share. On or about September 2, 2010, the Board met and 19 determined that Roche’s initial offer “did not represent the full value of the Company” and 20 rejected the proposed price.

21 41. On October 4, 2011, Company representatives provided Roche with a first look at 22 the Company’s promising setrobuvir Phase IIb clinical study and the status of the Company’s 23 planned clinical trial of ANA773.

24 42. Two days later, on October 6, 2011, Roche sent the Company a revised offer of 25 $3.70 per share in cash. Although the revised proposal was $0.70 higher, it actually reflected a 26 lower premium to the closing price of the stock for the previous trading day than the initial offer 27 of $3.00.

28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 43. On October 7, 2011, the Board met to discuss the revised offer and determined 2 that $3.70 still undervalued the Company, and authorized Lazard to present a counteroffer of

3	$4.50. Lazard relayed the message to Roche but Roche stood firm on its $3.70 revised offer.
4	The Board made no further attempts to get a higher price once Roche responded that its final 5 offer was $3.70.

6 44. While the 14D-9 purports that the Company was also speaking with other 7 potential suitors at or around this time in 2011, it does not disclose the nature of those 8 discussions.

9 45. On October 12, 2011, the Board met with senior management to consider Roche’s 10 offer. While the Board considered that the Company purportedly needed $850 million in capital 11 to fund clinical development of setrobuvir and ANA773, defendants provide no explanation of 12 that amount, such as how soon the Company needed it, the breakdown of how much was needed 13 for setrobuvir as opposed to ANA773, or how much cash was needed to just get setrobuvir 14 through Phase III. Moreover, the Company’s financial projections provided in the 14D-9 show 15 that, while the Company does not expect to be profitable for the next few years, it projects 16 revenue to be in the hundreds of millions by 2017 and to grow at a staggering rate thereafter. For 17 instance, the Company expects total revenue to be over a billion dollars by 2022. Despite these 18 bright future forecasts, the Board decided to sell the Company to Roche for $3.70.

19 46. On October 13, 2011, as previously alleged, Anadys released interim antiviral 20 response and safety data from its ongoing Phase IIb study of setrobuvir.

21 47. On October 16, 2011, the Board met and approved the Merger Agreement with

22 Roche for $3.70 per share in cash.

23 THE PROPOSED ACQUISITION

24 48. On October 17, 2011, Anadys and Roche jointly issued the following press 25 release announcing that the Individual Defendants had agreed to sell Anadys to Roche for $3.70 26 per Anadys share:

27 San Diego, October 17, 2011 — Anadys Pharmaceuticals, Inc. (NASDAQ: ANDS) today announced that it has entered into a definitive merger agreement to 28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

be acquired by Roche (SIX: RO, ROG; OTCQX: RHHBY). Under the terms of 1 the merger agreement, Roche will commence an all cash tender offer for all 2 outstanding shares of common stock of Anadys at USD 3.70 per share.

3	The USD 3.70 per share cash offer price represents a 256% premium over the closing price of USD 1.04 on October 14, 2011.
4

Steve Worland, President and Chief Executive Officer of Anadys, said: “Since

5 Anadys’ formation, our focus has been on driving forward research and development that would make a real difference to the lives of patients, especially 6 those with hepatitis. With Roche’s considerable capabilities and experience in

7 HCV, we believe this acquisition provides the best chance of success for the new potential treatments to reach patients. I would like to thank all our contributors for 8 their dedicated efforts to advance the compounds to their current position.”

9 Jean-Jacques Garaud, Global Head of Roche Pharma Research and Early Development, said: “This acquisition augments Roche’s already strong HCV

10 portfolio. Our aim is to offer physicians and hepatitis patients a powerful 11 combination of therapies that bring us closer to a cure, even without the use of interferon. Anadys’ compounds provide additional modes of action that could lead 12 to interferon-free treatment regimens without viral resistance.”

13 Anadys’ Board of Directors determined that the merger agreement and the transactions contemplated thereby are advisable, fair to and in the best interests of

14 Anadys and its stockholders, and recommends that Anadys’ stockholders tender their shares and, if necessary, adopt the merger agreement.

15

16 Each of Anadys’ directors and executive officers has agreed to tender their shares in the offer.

17

The closing of the tender offer will be subject to the tender of a number of shares 18 that, together with the shares owned by Roche, represent a majority of the total number of outstanding shares (assuming the exercise of all vested and unvested 19 options and warrants having an exercise price per share less than the tender offer 20 price) and other customary conditions. In addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott- Rodino

21 Antitrust Improvements Act of 1976. The tender offer is expected to close within 22 the fourth quarter of 2011.

The terms and conditions of the tender offer will be described in the tender offer 23 documents, which will be filed with the U.S. Securities and Exchange Commission (“SEC”).

24

25 Lazard is acting as financial advisor to Anadys and Cooley LLP is serving as Anadys’ legal advisor.

26

About Anadys

27 Anadys Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to 28 improving patient care by developing novel medicines for the treatment of

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

hepatitis C. The Company believes hepatitis C represents a large unmet medical 1 need in which meaningful improvements in treatment outcomes may be attainable 2 with the introduction of new medicines. Anadys is conducting a Phase IIb study of setrobuvir (ANA598), the Company’s DAA, added to current standard of care 3 for the treatment of hepatitis C. The Company is also developing ANA773, the Company’s oral, small-molecule inducer of endogenous interferons that acts via 4 the Toll like receptor 7, or TLR7, pathway in hepatitis C.

5 49. On October 19, 2011, Anadys filed a Form 8-K with the SEC, wherein it 6 disclosed the Merger Agreement. The announcement and filing reveal that the Proposed

7 Acquisition is the product of a flawed sales process and, unless the Offer price is increased, 8 would be consummated at an unfair price. The Merger Agreement also reveals that the

9 Individual Defendants agreed to numerous draconian deal protection devices designed to 10 preclude any competing bids for Anadys.

11 50. Under the Merger Agreement, Anadys is subject to a no-solicitation clause that 12 prohibits the Company from seeking a superior offer for its shareholders. Specifically, Section

13 5.3(a) of the Merger Agreement states:

14 During the Pre-Closing Period, the Company shall not directly or indirectly, and shall not authorize or permit any other Acquired Corporation or any

15 Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate or knowingly take any action to facilitate or encourage the 16 submission or announcement of any Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL), (ii) furnish any information 17 regarding, or afford access to the business, properties, assets, books or records (except as required by applicable Legal Requirements) of, any of the Acquired

18 Corporations to any Person in connection with or in response to a bona fide Acquisition Proposal or an inquiry or indication of interest that could reasonably 19 be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or any 20 inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition

21 Proposal, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document 22 or any Contract contemplating or otherwise relating to any Acquisition Transaction.

23

51. Though the Merger Agreement ostensibly has a “fiduciary out” provision that 24 allows the Company to negotiate with other bidders, this provision is actually illusory. In order 25 for Anadys to negotiate with any other suitors, the potential acquirer would first have to make an 26 unsolicited written offer. Because the Company is prohibited under the Merger Agreement from 27 providing any non-public information to, much less communicating with, a third-party regarding 28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	a superior proposal prior to its receipt of a superior offer, no other bidder will emerge to make 2 such an offer.

3 52. Further discouraging superior offers, Roche is entitled to a matching rights period 4 of three business days under the Merger Agreement. Specifically, Section 1.2(b)(ii) of the

5	Merger Agreement provides that the Company may not accept a competing bid unless:
6	(1) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse

7 Change Recommendation would be reasonably likely to constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s 8 stockholders under applicable Legal Requirements; (2) the Company shall have given Parent a Change of Recommendation Notice at least three business days 9 prior to making any Adverse Change Recommendation; (3) the Company shall have provided to Parent the most current version of the proposed agreement under 10 which such Acquisition Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal and, after consultation with 11 outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer; (4) the Company

12 shall have given Parent the three business days after the Change of Recommendation Notice to propose revisions to the terms of this Agreement or 13 make another proposal and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any; and (5) after 14 considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the

15 Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Adverse

16 Change Recommendation would constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under 17 applicable Legal Requirements (it being understood and agreed that any amendment to the financial terms or other material terms of any such Acquisition

18 Proposal shall require a new written notification from the Company and a new three business day period under this Section 1.2(b)(ii)).

19 This provision sets further limitations on the Company’s ability to accept an

20 53.

21 unsolicited superior proposal should one present itself. According to the matching rights 22 provision, the Company must notify Roche of the bidder’s offer, and should the Board determine 23 that the unsolicited offer is superior, Roche is granted three business days to amend the terms of 24 the Merger Agreement to make a counter offer that only needs to be as favorable to the

25 Company’s shareholders as the unsolicited offer. Roche is able to match the unsolicited offer 26 because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any 27 leverage that the Company has in receiving the unsolicited offer. Accordingly, no rival bidder is 28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 likely to emerge because the Merger Agreement unfairly assures that any “auction” will be 2 competitively skewed in favor of Roche.

3	54. Also, pursuant to Section 8.3(b) of the Merger Agreement, Anadys must pay

4 Roche an $8 million termination fee if it accepts a superior proposal. This provision all but 5 ensures that no competing offer will be forthcoming. The termination fee is over 3.7% of the 6 total equity value of the Proposed Acquisition and equates to over $0.14 per Anadys share that 7 would be paid to Roche rather than the Company’s shareholders in the case that any competing 8 bidder does emerge. Notably, the Merger Agreement does not provide for any reciprocal 9 termination fee payable to Anadys.

10 55. Finally, the Individual Defendants are attempting to silence dissent among the

11 Company’s shareholders by granting Anadys a “Top-Up Option” in Section 1.4 of the Merger

12 Agreement. The Top-Up Option allows Roche, in the event that it falls short in the Tender Offer 13 of the 90% threshold needed to complete the Proposed Acquisition via a short-form merger, to 14 acquire all the unissued stock the Company is authorized to issue under its certificate of 15 incorporation until Roche acquires one share more than 90% of Anadys’s outstanding stock.

16 This will allow Roche to acquire Anadys without seeking shareholder approval of the Proposed

17 Acquisition.

18 56. These onerous and preclusive deal protection devices operate in conjunction to 19 ensure that no competing offers will emerge for the Company and that the unfair transaction is 20 consummated so that the Individual Defendants can secure their own personal benefits under the

21 Proposed Acquisition. Accordingly, the Individual Defendants’ efforts to put their own personal 22 interests before that of the Company’s shareholders have resulted in a proposed transaction 23 presented to Anadys shareholders at an untenable and inadequate Offer price.

24 THE PROPOSED ACQUISITION UNDERVALUES ANADYS

25 57. The Proposed Acquisition significantly undervalues the Company and its future 26 prospects. Anadys has demonstrated and has in fact projected that it is well-positioned for future 27 expansion and growth through its stellar products in development. The Company has begun 28 realizing the positive impact of its efforts to bring setrobuvir to market. Indeed, on October 13,

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 2011, the Company issued a press release titled “Anadys Announces Positive 12-Week Data for 2 setrobuvir in Phase 2B Hepatitis C Study.” The press release stated that setrobuvir had a

3	“Strong Antiviral Response in Prior Partial Responders and Relapsers” and showed “Favorable
4	Safety Data with AE Profile Comparable to Control Group.” In the press release, defendant

5 Worland stated that the data “demonstrate[s] a compelling profile for setrobuvir in significantly 6 more patients” and that the results were “particularly encouraging.” Nonetheless, with the

7	Company’s blockbuster drug showing promising signs and progressing through the FDA

8 approval process, the Board has agreed to sell Anadys to Roche now in exchange for the 9 inadequate proposed consideration.

10 58. Anadys stands to capture a significant market share for hepatitis C treatment.

11 TheStreet.com reported that Anadys’s setrobuvir could be the first all-oral, interferon-free 12 therapy for hepatitis C to begin Phase III studies. Due to Anadys’s lead position in this market,

13 TheStreet.com reported that instead of Roche producing its own all-oral, interferon-free therapy 14 they can accomplish the same means “by acquiring or partnering Hep C drugs others consider to 15 be weak or non-competitive on their own. That description fits Anadys’ lead drug setrobuvir, 16 which for $230 million, Roche is acquiring at a relatively low price.” Moreover, the Company 17 recently reported significant positive results in its Phase IIb trials.

18 THE 14D-9 CONTAINS MATERIAL MISSTATEMENTS AND/OR OMISSIONS

19 59. The 14D-9, filed by the Company with the SEC on October 25, 2011, and 20 disseminated to Anadys shareholders, recommends that Anadys shareholders tender their shares 21 for the $3.70 in cash offered in the Proposed Acquisition. However, the 14D-9 misrepresents or 22 omits material information necessary for Anadys’s public shareholders to make an informed 23 decision regarding whether to tender their shares in connection with the Proposed Acquisition.

24 Specifically, defendants fail to provide the Company’s shareholders with material information 25 and/or provides them with materially misleading information concerning: (i) the process leading 26 to the sale of the Company; (ii) the financial analyses performed by Lazard, the Company’s 27 financial advisor; and (iii) the Company’s financial projections.

28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	Inadequate Disclosure Concerning the Process

2 60. The 14D-9 fails to disclose the reasons why the Company decided to sell itself 3 now for cash, as opposed to remaining as a standalone and allowing shareholders to reap the 4 benefits of the Company’s products reaching the market.

5 61. The 14D-9 fails to disclose how the Board determined that the Company needed 6 $850 million in capital to fund the clinical development of setrobuvir and ANA773, and provides 7 no explanation of how soon the Company needs it, the breakdown of how much is needed for 8 setrobuvir as opposed to ANA773, or how much cash is needed just to get setrobuvir through

9 Phase III.

10 62. The 14D-9 fails to close the data supporting the indication that “future Hepatitis C

11 treatments would likely require a combination of direct acting optiviral drugs and that setrobuvir 12 would likely have greater commercial value if it were part of a portfolio of other direct acting 13 antiviral drugs.”

14 63. The reasons given by Party A, Party B, and Party C for not submitting proposals 15 to acquire the Company.

16 64. The rationale for the Board’s abandonment of its position that the Company was 17 worth at least $4.50 per share.

18 Inadequate Disclosure Concerning Lazard’s Financial Analysis

19 65. In Lazard’s Sum-of-the-Parts Net Present Value Analysis, the 14D-9 does not 20 disclose the inputs and assumptions used to calculate the discount rate range of 15.0%—19.0%.

21 The 14D-9 also does not disclose the separate implied present values of setrobuvir, the net 22 operating losses (“NOLs”), ANA773, and the projected net cash as of December 31, 2011.

23 66. In Lazard’s Selected Companies Analysis, the 14D-9 does not disclose the 24 summary statistics, calculated technology values, expected number of marketed products, and 25 calculated multiples for each of the selected companies.

26 67. In Lazard’s Selected Precedent Transactions Analysis, the 14D-9 does not 27 disclose the summary statistics and calculated technology values for each of the selected 28 transactions.

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	68. The 14D-9 does not disclose whether Lazard has performed any work for Roche 2 in the past two years.
3	Inadequate Disclosure Concerning the Company Financial Projections

4 69. With respect to the Company’s financial projections, the 14D-9 does not disclose 5 for each of the years 2012 through 2030:

6	(a) separate probability adjusted projected revenues for setrobuvir and
7	ANA773;
8	(b) separate annual probabilities used for setrobuvir and ANA773;

9 (c) separate research and development costs for setrobuvir and ANA773;

10 (d) why the usage of NOLs assumed to be limited to $4.1million/year; and

11 (e) how much of the projected $850 million additional capital is for 12 development of setrobuvir as compared to ANA773.

13 70. The aforementioned disclosure deficiencies constitute material information 14 necessary for shareholders adequately assess the Proposed Acquisition.

15 71. Accordingly, plaintiffs seek injunctive and other equitable relief to prevent the 16 irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

17 SELF-DEALING

18 72. By reason of their positions with Anadys, the Individual Defendants had access to 19 non-public information concerning the financial condition and prospects of the Company. Thus, 20 there exists an imbalance and disparity of knowledge and economic power between the

21 Individual Defendants and the public shareholders of Anadys. Therefore, it is inherently unfair 22 for the Individual Defendants to pursue any proposed acquisition agreement under which they 23 will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders.

24 Instead, certain of the Individual Defendants disloyally placed their own interests first, and 25 tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs 26 and objectives.

27 73. In particular, on August 26, 2011, Anadys filed a Form 8-K with the SEC

28 disclosing that on August 25, 2011, the Compensation Committee of the Board of Anadys

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 approved certain change in control severance benefits for its executive officers, including 2 defendants Papadopoulos, Worland, and Freddo. With respect to the Company’s executive 3 officers, these recently approved change in control severance benefits consist of a lump sum 4 payment of twelve months base salary and a full annual target bonus (or the amount of the last 5 annual bonus actually paid, if higher) less standard deductions and withholdings in the event of a 6 qualifying job loss during the period commencing six months prior to and ending twenty-four 7 months following a change in control. The foregoing benefits are in addition to the benefits 8 currently available under the Amended and Restated Severance and Change in Control

9 Agreement, effective as of August 25, 2011, provided to each of the Company’s executive 10 officers, bringing the total “double-trigger” change in control cash severance benefits payable to 11 each of the Company’s executive officers to twenty-four months of base salary and two times the 12 executive’s annual target bonus in the event that a qualifying change in control occurs on or prior 13 to June 30, 2012.

14 74. The foregoing golden parachute compensation, which was approved shortly 15 before these same executives approved the Merger Agreement and agreed to tender their shares 16 in the Tender Offer, is further evidence of the flawed process leading up to the Company’s entry 17 into to the Merger Agreement.

18 75. The Proposed Acquisition is wrongful, unfair, and harmful to Anadys’s public 19 stockholders, and represents an effort by defendants to aggrandize their own financial position 20 and interests at the expense of and to the detriment of the Class members. Specifically, 21 defendants are attempting to deny plaintiffs and the Class their shareholder rights through the 22 sale of Anadys via an unfair process. Accordingly, the Proposed Acquisition will benefit 23 defendants at the expense of Anadys shareholders.

24 76. In light of the foregoing, the Individual Defendants must, as their fiduciary 25 obligations require:

26 ? Act independently so that the interests of Anadys’s public stockholders will be protected; 27

? Adequately ensure that no conflicts of interest exist between defendants’ own 28 interests and their fiduciary obligation to maximize stockholder value or, if such

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

conflicts exist, to ensure that all conflicts be resolved in the best interests of

1	Anadys’s public stockholders; and
2	? Solicit competing bids to the Roche’s offer to ensure that the Company’s shareholders are receiving the maximum value for their shares.
3
4	CLASS ACTION ALLEGATIONS

5 77. Plaintiffs bring this action for themselves and on behalf of all holders of Anadys 6 common stock which have been or will be harmed by the conduct described herein (the “Class”).

7	Excluded from the Class are the defendants and any individual or entity affiliated with any 8 defendant.

9 78. This action is properly maintainable as a class action.

10 79. The Class is so numerous that joinder of all members is impracticable. According 11 to the Company’s SEC filings, there were more than 57.1 million shares of Anadys common 12 stock outstanding as of October 14, 2011.

13 80. There are questions of law and fact which are common to the Class and which 14 predominate over questions affecting any individual Class member. The common questions 15 include, the following:

16 (a) whether the Individual Defendants have breached their fiduciary duties of 17 undivided loyalty, independence, or due care with respect to plaintiffs and the other members of 18 the Class in connection with the Proposed Acquisition;

19 (b) whether the Individual Defendants are engaging in self-dealing in 20 connection with the Proposed Acquisition;

21 (c) whether the Individual Defendants have breached any of their other 22 fiduciary duties owed to plaintiffs and the other members of the Class in connection with the

23 Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

24 (d) whether the Individual Defendants have disclosed all material information 25 regarding the Proposed Acquisition;

26 (e) whether Anadys aided and abetted the Individual Defendants’ breaches of 27 fiduciary duties; 28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	(f) whether Roche and/or Bryce aided and abetted the Individual Defendants’ 2 breaches of fiduciary duties; and

3 (g) whether plaintiffs and the other members of the Class would suffer 4 irreparable injury were the transactions complained of herein consummated.

5 81. Plaintiffs’ claims are typical of the claims of the other members of the Class and 6 plaintiffs do not have any interests adverse to the Class.

7 82. Plaintiffs have retained competent counsel experienced in litigation of this nature 8 and will fairly and adequately represent and protect the interests of the Class.

9 83. The prosecution of separate actions by individual members of the Class would 10 create a risk of inconsistent or varying adjudications with respect to individual members of the

11 Class which would establish incompatible standards of conduct for the party opposing the Class.

12 84. Plaintiffs anticipate that there will be no difficulty in the management of this 13 litigation. A class action is superior to other available methods for the fair and efficient 14 adjudication of this controversy.

15 85. Defendants have acted on grounds generally applicable to the Class with respect 16 to the matters complained of herein, thereby making appropriate the relief sought herein with 17 respect to the Class as a whole.

18 FIRST CAUSE OF ACTION

19 Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15

20 86. Plaintiffs incorporate by reference and reallege each and every allegation 21 contained above, as though fully set forth herein.

22 87. The Individual Defendants and Does 1-15 have violated the fiduciary duties of 23 care, loyalty, good faith, and independence owed to the public shareholders of Anadys and have 24 acted to put their personal interests ahead of the interests of Anadys’s shareholders.

25 88. By the acts, transactions, and courses of conduct alleged herein, the Individual

26 Defendants and Does 1-15, individually and acting as a part of a common plan, are attempting to 27 unfairly deprive plaintiffs and other members of the Class of the true value inherent in and 28 arising from Anadys.

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	89. As demonstrated by the allegations above, the Individual Defendants and Does 1-

2 15 failed to exercise the care required, and breached their duties of loyalty, good faith, and 3 independence owed to the shareholders of Anadys because, among other reasons:

4	(a) they omitted material information from the 14D-9;
5	(b) they failed to take steps to maximize the value of Anadys to its public 6 shareholders;
7	(c) they failed to properly value Anadys and its various assets and operations; 8 and

9 (d) they ignored or did not protect against the numerous conflicts of interest 10 resulting from the officers’ and directors’ own interrelationships or connection with the Proposed

11 Acquisition.

12 90. Because Individual Defendants and Does 1-15 dominate and control the business 13 and corporate affairs of Anadys, and have access to private, corporate information concerning

14 Anadys’s assets, business, and future prospects, there exists an imbalance and disparity of 15 knowledge and economic power between them and the public shareholders of Anadys which 16 makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein 17 they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

18 91. By reason of the foregoing acts, practices, and courses of conduct, the Individual

19 Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of 20 their fiduciary obligations toward plaintiffs and the other members of the Class.

21 92. Unless enjoined by this Court, the Individual Defendants and Does 1-15 will 22 continue to breach their fiduciary duties owed to plaintiffs and the Class, and may consummate 23 the Proposed Acquisition which will exclude the Class from its fair share of Anadys’s valuable 24 assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to 25 the irreparable harm of the Class.

26 93. The Individual Defendants and Does 1-15 are engaging in self-dealing, are not 27 acting in good faith toward plaintiffs and the other members of the Class, and have breached and 28 are breaching their fiduciary duties to the members of the Class.

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 94. As a result of the Individual Defendants and Does 1-15’s unlawful actions, 2 plaintiffs and the other members of the Class will be irreparably harmed in that they will not 3 receive their fair portion of the value of Anadys’s assets and operations. Unless the Proposed

4 Acquisition is enjoined by the Court, the Individual Defendants and Does 1-15 will continue to 5 breach their fiduciary duties owed to plaintiffs and the members of the Class, will not engage in 6 arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed

7	Acquisition, all to the irreparable harm of the members of the Class.

8 95. Plaintiffs and the members of the Class have no adequate remedy at law. Only 9 through the exercise of this Court’s equitable powers can plaintiffs and the Class be fully 10 protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

11 SECOND CAUSE OF ACTION

12 Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Anadys

13 96. Plaintiffs incorporate by reference and reallege each and every allegation 14 contained above, as though fully set forth herein.

15 97. Defendant Anadys aided and abetted the Individual Defendants and Does 1-15 in 16 breaching their fiduciary duties owed to the public shareholders of Anadys, including plaintiffs 17 and the members of the Class.

18 98. The Individual Defendants and Does 1-15 owed to plaintiffs and the members of 19 the Class certain fiduciary duties as fully set out herein.

20 99. By committing the acts alleged herein, the Individual Defendants and Does 1-15 21 breached their fiduciary duties owed to plaintiffs and the members of the Class.

22 100. Anadys colluded in or aided and abetted the Individual Defendants and Does 1-

23 15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual

24 Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiffs and the members of 25 the Class.

26 101. Plaintiffs and the members of the Class shall be irreparably injured as a direct and 27 proximate result of the aforementioned acts.

28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

THIRD CAUSE OF ACTION

1

Claim for Aiding and Roche, Abetting Bryce, Breaches and Does of 16-25 Fiduciary Duty Against

2

3 102. Plaintiffs incorporate by reference and reallege each and every allegation 4 contained above, as though fully set forth herein.

5	103. Roche, Bryce, and Does 16-25 aided and abetted the Individual Defendants and

6 Does 1-15 in breaching their fiduciary duties owed to the public shareholders of the Company, 7 including plaintiffs and the members of the Class.

8 104. The Individual Defendants and Does 1-15 owed to plaintiffs and the members of 9 the Class certain fiduciary duties as fully set out herein.

10 105. By committing the acts alleged herein, the Individual Defendants and Does 1-15 11 breached their fiduciary duties owed to plaintiffs and the members of the Class.

12 106. Roche, Bryce, and Does 16-25 colluded in or aided and abetted the Individual

13 Defendants and Does 1-15’s breaches of fiduciary duties, and were active and knowing 14 participants in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to 15 plaintiffs and the members of the Class.

16 107. Roche, Bryce, and Does 16-25 participated in the breach of the fiduciary duties by 17 the Individual Defendants and Does 1-15 for the purpose of advancing their own interests.

18 Roche, Bryce, and Does 16-25 obtained and will obtain both direct and indirect benefits from 19 colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. Roche,

20 Bryce, and Does 16-25 will benefit, inter alia, from the acquisition of the Company at an 21 inadequate and unfair price if the Proposed Acquisition is consummated.

22 108. Plaintiffs and the members of the Class shall be irreparably injured as a direct and 23 proximate result of the aforementioned acts.

24 PRAYER FOR RELIEF

25 WHEREFORE, plaintiffs demand injunctive relief, in their favor and in favor of the

26 Class and against defendants as follows:

27 A. Declaring that this action is properly maintainable as a class action;

28 B. Declaring and decreeing that the Proposed Acquisition represents a breach of the

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	fiduciary duties of defendants and is therefore unlawful and unenforceable;
2	C. Rescinding, to the extent already implemented, the Proposed Acquisition;

3 D. Enjoining defendants, their agents, counsel, employees, and all persons acting in 4 concert with them from consummating the Proposed Acquisition, unless and until the Company 5 adopts and implements a procedure or process reasonably designed to enter into a merger 6 agreement providing the best possible value for shareholders;

7 E. Directing the Individual Defendants and Does 1-15 to exercise their fiduciary 8 duties to commence a sale process that is reasonably designed to secure the best possible 9 consideration for Anadys and obtain a transaction which is in the best interests of Anadys’s 10 shareholders;

11 F. Imposition of a constructive trust in favor of plaintiffs and members of the Class, 12 upon any benefits improperly received by defendants as a result of their wrongful conduct;

13 G. Awarding plaintiffs the costs and disbursements of this action, including 14 reasonable attorneys’ and experts’ fees; and

15 H. Granting such other and further equitable relief as this Court may deem just and 16 proper.

17 Dated: November 3, 2011 ROBBINS BRIAN J. ROBBINS UMEDA LLP

18 STEPHEN ARSHAN AMIRI J. ODDO

19 EDWARD B. GERARD

20

STEPHEN J. ODDO 21 600 B Street, Suite 1900

22 San Diego, CA 92101 Telephone: (619) 525-3990

23 Facsimile: (619) 525-3991

24 Co-Lead and Liaison Counsel for Plaintiffs

25 FARUQI & FARUQI, LLP Vahn Alexander, Esq.

26 1901 Avenue of the Stars, Second Floor Los Angeles, CA 90067

27 Telephone: (310) 461-1426 Facsimile: (310) 461-1427 28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

FARUQI & FARUQI LLP

1	Juan E. Monteverde, Esq.

369 Lexington Avenue, 10th Floor

2	New York, NY 10017 Telephone: (212) 983-9330
3	Facsimile: (212) 983-9331
4	Co-Lead Counsel for Plaintiffs 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26

27 669224

28

CONSOLIDATED COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 FARUQI & FARUQI, LLP VAHN ALEXANDER (167373) 2 CHRISTOPHER B. HAYES (277000) 1901 Avenue of the Stars, Second Floor 3 Los Angeles, CA 90067 Telephone: (310) 461-1426 4 Facsimile: (310) 461-1427 Email: valexander@faruqilaw.com 5 chayes@faruqilaw.com 6 Attorneys for Plaintiff 7 8 SUPERIOR COURT OF THE STATE OF CALIFORNIA 9 COUNTY OF SAN DIEGO 10 11 ) MIGUEL ANGEL ALONSO MAESTRO, Case No.: 12 Individually and on Behalf of All Others ) Similarly Situated, ) 13 . . ) CLASS ACTION COMPLAINT FOR 14 Plaintiff, ) BREACH OF FIDUCIARY DUTY v. ) 15 ) 16 ANADYS PHARMACEUTICALS, INC., JURY DEMAND BRIAN S. POSNER, KLEANTHIS G. ) 17 XANTHOPOULOS, STEPHEN T. ) WORLAND, MARK G. FOLETTA, BARRY ) 18 A. LABINGER, MARIOS FOTIADIS, ) STELIOS PAPADOPOULOS, JAMES L. ) 19 FREDDO, HOFFMANN-LA ROCHE INC., ) BRYCE ACQUISITION CORPORATION, and) 20 ROCHE HOLDINGS, INC., ) 21 ) 22 Defendants. ) 23 24 25 26 27 28 -1- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 Plaintiff Miguel Angel Alonso Maestro (“Plaintiff”), by his attorneys, makes the following 2 allegations based upon information and belief, except as to allegations specifically pertaining to 3 himself and his counsel, which are based on personal knowledge. 4 SUMMARY 5 1. This is a shareholder class action complaint on behalf of the holders of the common 6 stock of Anadys Pharmaceuticals, Inc. (“Anadys” or the “Company”) against Anadys and its Board 7 of Directors (the “Board”), arising out of a proposed transaction through which the Company will 8 merge with Hoffman-La Roche Inc. (“Hoffman-La Roche”), a wholly-owned subsidiary of Roche 9 Holdings, Inc. (“Roche Holdings”), for inadequate consideration. 10 2. On October 17, 2011, Anadys issued a press release announcing that it had entered 11 into a definitive agreement with Hoffman-La Roche pursuant to which Hoffman-La Roche would 12 acquire Anadys, through its wholly-owned subsidiary, Bryce Acquisition Corporation (“Merger 13 Sub”), in an all-cash deal valued at approximately $230 million (“Merger Agreement”). Under the 14 terms of the Merger Agreement, Merger Sub will commence a cash tender offer (the “Tender 15 Offer”) to purchase all outstanding shares of Anadys common stock at a purchase price of $3.70 per 16 share in cash, to be followed by a merger of Merger Sub with and into the Company (collectively, 17 the Tender Offer and the second-step merger are referred to herein as the “Proposed Transaction”). 18 Roche Holdings is a party to the Merger Agreement as a guarantor of the obligations of both 19 Hoffman-La Roche and Merger Sub under that agreement. 20 3. As described below, both the value to Anadys shareholders contemplated in the 21 Proposed Transaction and the process by which defendants propose to consummate the Proposed 22 Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. 23 The Individual Defendants’ (as defined herein) conduct constitutes a breach of their fiduciary duties 24 owed to Anadys shareholders, and a violation of applicable legal standards governing the Individual 25 Defendants’ conduct. 26 4. To remedy defendants’ breaches of fiduciary duty and other misconduct, Plaintiff 27 seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Transaction, unless 28 -2- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 and until the Company adopts and implements a procedure or process to obtain a transaction that 2 provides the highest value for shareholders; (ii) a directive to the Individual Defendants to exercise 3 their fiduciary duties to obtain a transaction which is in the best interests of Anadys’ shareholders; 4 and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms 5 thereof. 6 PARTIES 7 5. Plaintiff, Miguel Angel Alonso Maestro is, and has been at all relevant times, the 8 owner of shares of common stock of Anadys. 9 6. Defendant Anadys is a Delaware corporation, with its principal executive offices 10 located at 5871 Oberlin Drive, Suite 200, San Diego, CA 92121. Anadys, a biopharmaceutical 11 company, engages in developing novel medicines for the treatment of hepatitis C in the United 12 States. It develops ANA598, a direct-acting antiviral that is in Phase lib study for the treatment of 13 hepatitis C; and ANA773, an oral small-molecule inducer of endogenous interferons that acts 14 through the Toll-like receptor 7 pathway for the treatment of hepatitis C and cancer. 15 7. Defendant Brian S. Posner (“Posner”) has served as a member of the Board since 16 August2011. 17 8. Defendant Kleanthis G. Xanthopoulos (“Xanthopoulos”) is a co-founder of the 18 Company. Xanthopoulos has served as a Director of the Company since May 2000 and as President 19 and Chief Executive Officer of the Company from May 2000 to November 2006. He also serves as 20 a member of Anadys’ Audit Committee. 21 9. Defendant Stephen T. Worland (“Worland”) has served as President and Chief 22 Executive Officer of the Company, as well as a member of the Board, since 2007. Worland has 23 held various roles at Anadys since joining the Company in 2001, including Chief Scientific Officer, 24 Executive Vice President, and Head of Research & Development. 25 10. Defendant Mark G. Foletta (“Foletta”) has served as a Director of the Company 26 since September 2005. He also serves as a member of Anadys’ Audit Committee. 27 28 -3- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 11. Defendant Barry A. Labinger (“Labinger”) has served as a Director of the Company 2 since March 2011. 3 12. Defendant Marios Fotiadis (“Fotiadis”) has served as a Director of the Company 4 since September 2002. He also serves as a member of Anadys’ Audit and Compensation 5 Committees. 6 13. Defendant Stelios Papadopoulos (“Papadopoulos”) has served as a Director of the 7 Company since May 2000. Papadopoulos has also served as the Chairman of the Board since 8 January 2011. Papadopoulos co-founded Anadys along with Xanthopoulos in 2000. 9 14. Defendant James L. Freddo (“Freddo”) has sewed as a Director of the Company 10 since January 2011. Freddo joined Anadys in July 2006 as Chief Medical Officer and was named 11 Senior Vice President, Drug Development and Chief Medical Officer in July 2008. 12 15. Posner, Xanthopoulos, Worland, Foletta, Labinger, Fotiadis, Papadopoulos, and 13 Freddo are referred to herein as the “Individual Defendants.” 14 16. Defendant Hoffmann-La Roche is a New Jersey corporation with its principal 15 executive offices located at 340 Kingsland St., Nutley, NJ 07110-1199. Hoffman-La Roche is part 16 of Roche USA and is one of the primary US research facilities for its parent, Swiss drug giant 17 Roche Holdings. It serves as a lead location for Roche’s oncology, inflammatory disease, virology, 18 and metabolism R&D programs, developing drugs to treat conditions including tumorous cancers, 19 asthma, rheumatoid arthritis, diabetes, and heart disease. Hoffmann-La Roche also has extensive 20 programs in gene-based and protein-based biotechnology research. 21 17. Defendant Merger Sub is a Delaware corporation and a wholly-owned subsidiary of 22 Hoffman-La Roche. Hoffman-La Roche and Merger Sub are collectively referred to herein as 23 “Hoffman-La Roche.” 24 18. Defendant Roche Holdings is a Delaware corporation and the parent company of 25 Hoffman-La Roche. 26 19. All defendants are sometimes collectively referred to herein as “Defendants.” 27 28 —4- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

JURISDICTION AND VENUE 2 20. This Court has jurisdiction over the cause of action asserted herein pursuant to the 3 California Constitution, Article VI, §10, because this case is a cause not given by statute to other 4 trial courts. 5 21. This Court has jurisdiction over Anadys as the Company conducts business in 6 California. Anadys’ principal executive offices are located at 5871 Oberlin Drive, Suite 200, San 7 Diego, CA 92121. Moreover, various Annual Meetings of Stockholders have been held in 8 California. This action is not removable. 9 22. Venue is proper in this Court because the conduct at issue took place and had an 10 effect in this County. 11 INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES 12 23. By reason of the Individual Defendants’ positions with the Company as officers 13 and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders 14 of Anadys and owe them, as well as the Company, a duty of highest good faith, fair dealing, loyalty, 15 as well as a duty to maximize shareholder value. 16 24. Where the officers and/or directors of a publicly traded corporation undertake a 17 transaction that will result in either: (i) a change in corporate control; (ii) a break up of the 18 corporation’s assets; or (iii) sale of the corporation, the directors have an affirmative fiduciary 19 obligation to obtain the highest value reasonably available for the corporation’s shareholders, and if 20 such transaction will result in a change of corporate control, the shareholders are entitled to receive 21 a significant premium. To diligently comply with their fiduciary duties, the directors and/or officers 22 may not take any action that: 23 a. adversely affects the value provided to the corporation’s shareholders; 24 b. favors themselves or will discourage or inhibit alternative offers to purchase 25 control of the corporation or its assets; 26 c. contractually prohibits them from complying with their fiduciary duties; 27 28 -5- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 d. will otherwise adversely affect their duty to search for and secure the best 2 value reasonably available under the circumstances for the corporation’s 3 shareholders; and/or 4 e. will provide the directors and/or officers with preferential treatment at the 5 expense of, or separate from, the public shareholders. 6 25. In accordance with their duties of loyalty and good faith, the Individual Defendants, 7 as directors and/or officers of Anadys, are obligated to refrain from: 8 a. participating in any transaction where the directors or officers’ loyalties are 9 divided; 10 b. participating in any transaction where the directors or officers receive, or are 11 entitled to receive, a personal financial benefit not equally shared by the public 12 shareholders of the corporation; and/or 1.3 c. unjustly enriching themselves at the expense or to the detriment of the public 14 shareholders. 15 26. Plaintiff alleges herein that the Individual Defendants, separately and together, in 16 connection with the Proposed Transaction are knowingly or recklessly violating their fiduciary 17 duties, including their duties of loyalty, good faith and care owed to Plaintiff and other shareholders 18 of Anadys, or are aiding and abetting others in violating those duties. 19 CONSPIRACY. AIDING AND ABETTING AND CONCERTED ACTION 20 27. In committing the wrongful acts alleged herein, each of the Defendants has pursued, 21 or joined in the pursuit of, a common course of conduct, and acted in concert with and conspired 22 with one another, in furtherance of their common plan or design. In addition to the wrongful 23 conduct herein alleged as giving rise to primary liability, Defendants further aided and abetted 24 and/or assisted each other in breach of their respective duties as herein alleged. 25 28. During all relevant times hereto, Defendants, and each of them, initiated a course of 26 conduct which was designed to and did: (i) permit Hoffman-La Roche to attempt to eliminate the 27 shareholders’ equity interest in Anadys pursuant to a defective sales process; and (ii) permit 28 -6-

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 Hoffman-La Roche to buy the Company for an unfair price. In furtherance of this plan, conspiracy 2 and course of conduct, Defendants, and each of them, took the actions as set forth herein. 3 29. Each of the Defendants herein aided and abetted and rendered substantial assistance 4 in the wrongs complained of herein. In taking such actions, as particularized herein, to substantially 5 assist the commission of the wrongdoing complained of, each Defendant acted with knowledge of 6 the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was 7 aware of his or her overall contribution to, and furtherance of, the wrongdoing. Defendants’ acts of 8 aiding and abetting included, inter alia, the acts each of them are alleged to have committed in 9 furtherance of the conspiracy, common enterprise and common course of conduct complained of 10 herein. 11 CLASS ACTION ALLEGATIONS 12 30. Plaintiff brings this action on his own behalf and as a class action on behalf of all 13 owners of Anadys common stock and their successors in interest (the “Class”). Excluded from the 14 Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or 15 affiliated with any Defendant. 16 31. This action is properly maintainable as a class action for the following reasons: 17 a. the Class is so numerous that joinder of all members is impracticable. As of 18 May 21, 2001, Anadys had approximately 57.1 million shares of stock 19 outstanding; 20 b. questions of law and fact are common to the Class, including, inter alia, the 21 following: 22 i. whether the Individual Defendants breached their fiduciary duties 23 owed by them to Plaintiff and the others members of the Class; 24 ii. whether the Individual Defendants, in connection with the Proposed 25 Transaction, have pursued a course of conduct that does not maximize Anadys’ value 26 in violation of their fiduciary duties; 27 28 -7- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 iii. whether Anadys, Hoffman-La Roche, and Roche Holdings aided and 2 abetted the Individual Defendants’ breaches of fiduciary duty; and 3 iv. whether the Class is entitled to injunctive relief or damages as a result 4 of Defendants’ wrongful conduct. 5 c. Plaintiff is committed to prosecuting this action and has retained competent 6 counsel experienced in litigation of this nature; 7 d. Plaintiffs claims are typical of those of the other members of the Class; 8 e. Plaintiff has no interests that are adverse to the Class; 9 f. the prosecution of separate actions by individual members of the Class would 10 create the risk of inconsistent or varying adjudications for individual members 11 of the Class and of establishing incompatible standards of conduct for 12 Defendants; and 13 g. conflicting adjudications for individual members of the Class might as a 14 practical matter be dispositive of the interests of the other members not parties 15 to the adjudications or substantially impair or impede their ability to protect 16 their interests. 17 SUBSTANTIVE ALLEGATIONS 18 Anadys’Background and its Potential for Growth 19 32. Anadys is a biopharmaceutical company developing medicines for the treatment of 20 hepatitis C. The Company is developing Setrobuvir (ANAS98), a small-molecule, non-nucleoside 21 inhibitor of the NS5B polymerase for the treatment of hepatitis C. It has also investigated ANA773, 22 an oral, small-molecule inducer of endogenous interferons that acts via the Toll-like receptor 7 23 (TLR7), pathway in a Phase I trial in hepatitis C. In June 2009, the Company initiated a strategic 24 restructuring to focus its operations on the development of Setrobuvir, in particular the Phase II 25 study of Setrobuvir in combination with pegylated interferon and ribavirin. As part of the 26 restructuring, it suspended further development of ANA773. 27 28 -8- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 33. In 2011, the Food and Drug Administration (“FDA”) granted Fast Track Status to 2 Setrobuvir for the treatment of chronic hepatitis C. Setrobuvir has a well-characterized safety 3 database in which more than 350 subjects have received the agent to date. This year, Anadys 4 announced a cross-company clinical trial agreement with a large, commercial-stage 5 biopharmaceutical company to study Setrobuvir in combination with another DAA in healthy 6 volunteers. 7 34. On October 13, 2011, Anadys announced positive 12-week data for Setrobuvir in its 8 Phase 2b Hepatitis C study, indicating Anadys’ progress in developing a successful medical 9 treatment for Hepatitis C. Commenting on the Phase 2b study’s positive results, Defendant 10 Worland said, “We are pleased with today’s data, which we believe demonstrate a compelling 11 profile for Setrobuvir in significantly more patients . . . The antiviral response in patients who had 12 failed prior treatment is a particularly encouraging benchmark of Setrobuvir’s potency and high 13 barrier to resistance. Coupled with a favorable safety profile to date, we believe today’s data 14 position Setrobuvir as a very attractive agent to be included in future DAA combination regimens.” 15 35. However, despite the Company’s continued success in developing a successful 16 medical treatment for Hepatitis C, which could potentially be tremendously lucrative, the trading 17 price of Anadys’ common stock does not reflect the true value of the Company. Rather than 18 permitting the Company’s shares to trade freely and allowing its public shareholders to reap the 19 benefits of the Company’s increasingly positive prospects for developing an FDA approved 20 treatment for Hepatitis C, the Individual Defendants have acted for the benefit of Hoffman-La 21 Roche, and to the detriment of the Company’s public shareholders, by entering into the Merger 22 Agreement. In doing so, the Individual Defendants have effectively placed a cap on Anadys’ 23 corporate value at a time when the Company’s stock price was poised to capitalize on the continued 24 success in clinical trials for Setrobuvir and the resultant positive and encouraging financial outlook 25 of the combined Company. 26 27 28 -9- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 The Proposed Transaction 2 36. Despite the Company’s success in clinical trials for Setrobuvir and positive outlook 3 for growth, Anadys agreed to enter into the Merger Agreement. In a press release dated October 16, 4 2011, the Company announced that it had entered into the Merger Agreement with Hoffman-La 5 Roche, stating: 6 Anadys Pharmaceuticals, Inc. (NASDAQ: ANDS) today announced that it 7 has entered into a definitive merger agreement to be acquired by Roche (SIX: RO, ROG; OTCQX: RHHBY). Under the terms of the merger 8 agreement, Roche will commence an all cash tender offer for all outstanding shares of common stock of Anadys at USD 3.70 per share. 9 10 The USD 3.70 per share cash offer price represents a 256% premium over the closing price of USD 1.04 on October 14, 2011. 11 Steve Worland, President and Chief Executive Officer of Anadys, said: 12 “Since Anadys’ formation, our focus has been on driving forward research and development that would make a real difference to the lives of patients, 13 especially those with hepatitis. With Roche’s considerable capabilities and 14 experience in HCV, we believe this acquisition provides the best chance of success for the new potential treatments to reach patients. I would like to 15 thank all our contributors for their dedicated efforts to advance the compounds to their current position.” 16 Jean-Jacques Garaud, Global Head of Roche Pharma Research and Early 17 Development, said: “This acquisition augments Roche’s already strong 18 HCV portfolio. Our aim is to offer physicians and hepatitis patients a powerful combination of therapies that bring us closer to a cure, even 19 without the use of interferon. Anadys’ compounds provide additional modes of action that could lead to interferon-free treatment regimens 20 without viral resistance.” 21 Anadys’ Board of Directors determined that the merger agreement and the 22 transactions contemplated thereby are advisable, fair to and in the best interests of Anadys and its stockholders, and recommends that Anadys’ 23 stockholders tender their shares and, if necessary, adopt the merger agreement. 24 Each of Anadys’ directors and executive officers has agreed to tender their 25 shares in the offer. 26 The closing of the tender offer will be subject to the tender of a number of 27 shares that, together with the shares owned by Roche, represent a majority of the total number of outstanding shares (assuming the exercise of all 28 —10— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 vested and unvested options and warrants having an exercise price per share less than the tender offer price) and other customary conditions. In 2 addition, the transaction is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act 3 of 1976. The tender offer is expected to close within the fourth quarter of 2011. 4 5 The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and 6 Exchange Commission (“SEC”). 7 Lazard is acting as financial advisor to Anadys and Cooley LLP is serving 8 as Anadys’ legal advisor. 9 About Anadys 10 Anadys Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to improving patient care by developing novel medicines for the treatment 11 of hepatitis C. The Company believes hepatitis C represents a large unmet medical need in which meaningful improvements in treatment outcomes 12 may be attainable with the introduction of new medicines. Anadys is 13 conducting a Phase lib study of setrobuvir (ANA598), the Company’s DAA, added to current standard of care for the treatment of hepatitis C. 14 The Company is also developing ANA773, the Company’s oral, small-. molecule inducer of endogenous interferons that acts via the Toll like 15 receptor 7, or TLR7, pathway in hepatitis C. 16 37. The $3.70 per share offer is woefully inadequate, and Defendants’ rationale for 17 touting the “premium” as evidence of a fair price is unsound given Anadys’ depressed trading 18 levels. Indeed, at least one independent Wall Street analyst has set a price target for Anadys’ shares 19 of $4.00. Further, on October 4, 2011, shortly before the Merger Agreement was entered into, JMP 20 Securities upgraded its rating of Anadys to “Market Outperform.” Thus, the offer price is 21 unacceptably low. 22 38. Given the Company’s continued success in developing Setrobuvir and its future 23 prospects, the consideration shareholders are to receive in the Proposed Transaction is inadequate. 24 Thus, the Individual Defendants have failed to maximize value for Anadys’ public shareholders. 25 Conflicts by Certain Directors 26 39. In contrast to the inadequate consideration offered to shareholders, the Individual 27 Defendants, most notably defendants Papadopoulos, Worland, and Freddo, fare far better. In the 28 —11— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 event that these key executives are not retained by Hoffman-La Roche after the close of the 2 Proposed Transaction, the Company’s key executives will be entitled to considerable “change in 3 control” payments. 4 40. In fact, on August 26, 2011, Anadys filed a Form 8-K with the SEC disclosing that 5 on August 25, 2011, the Compensation Committee of the Board of Directors of Anadys 6 Pharmaceuticals, Inc. approved certain change in control severance benefits for its executive 7 officers, including Papadopoulos, Worland, and Freddo. With respect to the Company’s executive 8 officers, these recently approved change in control severance benefits consist of a lump sum 9 payment of 12 months base salary and a full annual target bonus (or the amount of the last annual 10 bonus actually paid, if higher) less standard deductions and withholdings in the event of a 11 qualifying job loss during the period commencing 6 months prior to and ending 24 months 12 following a change in control. The foregoing benefits are in addition to the benefits currently 13 available under the Amended and Restated Severance and Change in Control Agreement provided 14 to each of the Company’s executive officers, bringing the total “double-trigger” change in control 15 cash severance benefits payable to each of the Company’s executive officers to 24 months of base 16 salary and two times the executive’s annual target bonus in the event that a qualifying change in 17 control occurs on or prior to June 30, 2012. 18 41. The foregoing golden parachute compensation, which was approved shortly before 19 these same executives approved the Merger Agreement and agreed to tender their shares in the 20 Tender Offer, is further evidence of the flawed process leading up to the Company’s entry into to 21 the Merger Agreement. 22 The Preclusive Deal Protection Devices 23 42. On October 19, 2011, the Company filed a Form 8-K with the SEC wherein it 24 disclosed the terms of the Merger Agreement. As part of the Merger Agreement, Defendants agreed 25 to certain onerous and preclusive deal protection devices that operate conjunctively to make the 26 Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the 27 Company. 28 -12- CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 43. By way of example, §5.3 of the Merger Agreement, titled “No Solicitation,” contains 2 a provision barring the Board and any Company personnel from attempting to procure a price in 3 excess of the amount offered by Hoffman-La Roche. Section 5.3(c) of the Merger Agreement 4 further demands that the Company terminate any and all prior or on-going discussions with other 5 potential suitors. Despite the fact that Defendants have already “locked up” the transaction in favor 6 of Hoffman-La Roche and precluded Anadys’ Board from soliciting alternative bids, the Merger 7 Agreement provides other ways that guarantee the only suitor will be Hoffman-La Roche. 8 44. Pursuant to §5.3(b) of the Merger Agreement, should an unsolicited bidder arise, the 9 Company must notify Hoffman-La Roche of the bidder’s offer within 24 hours. Thereafter, should 10 the Board determine that the unsolicited offer is superior, Hoffman-La Roche is granted three 11 business days to amend the terms of the Merger Agreement to make a counter-offer so that the 12 competing bid ceases to constitute a superior proposal. Hoffman-La Roche is able to match the 13 unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, 14 eliminating any leverage that the Company has in receiving the unsolicited offer. 15 45. Accordingly, the Merger Agreement unfairly assures that any “auction” will favor 16 Hoffman-La Roche and piggy-back upon the due diligence of the foreclosed second bidder. 17 46. In addition, the Merger Agreement provides that Anadys must pay to Hoffman-La 18 Roche a termination fee of $8 million, representing 3.5% of the approximate deal value of $230 19 million, if the Company decides to pursue another offer, thereby essentially requiring that the 20 alternate bidder agree to pay a naked premium for the right to provide the shareholders with a 21 superior offer. A termination fee in the amount of 3.5% is unreasonably high for this type of 22 transaction. 23 47. Lastly, the Individual Defendants are attempting to circumvent the requirement of a 24 shareholder vote through a “Top-Up Option” which Anadys’ Board granted to Hoffman-La Roche. 25 The Top-Up Option allows Hoffman-La Roche to acquire up to 90% plus one share and pursue a 26 short form merger without a shareholder vote. 27 28 —13— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 48. Specifically, § 1.4(a) of the Merger Agreement provides for the Top-Up Option as 2 follows: 3 The Company grants to Parent and Purchaser an option (the “Top-Up Option”) to purchase from the Company the number of newly-issued Shares (such newly- issued shares, the “Top-Up Option Shares”) equal to the lesser of (i) the number 5 of Shares that, when added to the number of Shares owned by Parent and Purchaser at the time of exercise of the Top-Up Option, constitutes one share 6 more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted 7 basis or (ii) the aggregate number of Shares that the Company is authorized to 8 issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of 9 exercise of the Top-Up Option. The Top-Up Option shall terminate upon the earlier to occur of (A) the Effective Time and (B) the termination of this 10 Agreement in accordance with its terms. 11 49. In order to be exercised, the Top-Up Option requires only that the number of shares 12 tendered constitute a majority of the total of all outstanding shares of Anadys plus all Anadys shares 13 issuable upon the exercise, conversion or exchange of any Company options, warrants, or other 14 rights to acquire shares then outstanding regardless of whether or not then vested. Each of the 15 Individual Defendants, as well as all of Anadys’ executive officers, have agreed to tender their 16 shares in the offer. Including options that are exercisable within 60 days of October 14, 2011, 17 7.87% of the outstanding Shares are subject to these Tender and Support Agreements. 18 50. Ultimately, these preclusive deal protection devices illegally restrain the Company’s 19 ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or 20 a significant interest in the Company. The circumstances under which the Board may respond to an 21 unsolicited alternative acquisition proposal that constitutes, or would reasonably be expected to 22 constitute, a superior proposal are too narrowly circumscribed to provide an effective “fiduciary 23 out” under the circumstances. Likewise, these provisions will foreclose the new bidder from 24 providing the needed market check of Hoffman-La Roche’s inadequate offer price. 25 51. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the 26 irreparable injury that Company shareholders will continue to suffer absent judicial intervention. 27 28 —14— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 CLAIMS FOR RELIEF 2 COUNT! 3 Breach of Fiduciary Duty (Against All Individual Defendants) 4 52. Plaintiff repeats all previous allegations as if set forth in full herein. 5 53. As directors of Anadys, the Individual Defendants stand in a fiduciary relationship to 6 Plaintiff and the other stockholders of the Company and owe them the highest fiduciary obligations 7 of loyalty and care. The Individual Defendants’ recommendation of the Proposed Transaction will 8 result in change of control of the Company which imposes heightened fiduciary responsibilities to 9 maximize Anadys’ value for the benefit of the stockholders and requires enhanced scrutiny by the 10 Court. 11 54. As discussed herein, the Individual Defendants have breached their fiduciary duties 12 to Anadys shareholders by failing to engage in an honest and fair sale process. 13 55. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff 14 and the Class will suffer irreparable injury in that they have not and will not receive their fair 15 portion of the value of Anadys’ assets and will be prevented from benefiting from a value- 16 maximizing transaction. 17 56. Unless enjoined by this Court, the Individual Defendants will continue to breach 18 their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed 19 Transaction, to the irreparable harm of the Class. 20 57. Plaintiff and the Class have no adequate remedy at law. 21 COUNT!! 22 Aiding and Abetting 23 (Against Anadys, Hoffman-La Roche, and Roche Holdings) 58. Plaintiff repeats all previous allegations as if set forth in full herein. 24 59. As alleged in more detail above, Anadys, Hoffman-La Roche, and Roche Holdings 25 are well aware that the Individual Defendants have not sought to obtain the best available 26 transaction for the Company’s public shareholders. Defendants Anadys, Hoffman-La Roche, and 27 Roche Holdings aided and abetted the Individual Defendants’ breaches of fiduciary duties. 28 —15— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1 60. As a result, Plaintiff and the Class are being harmed. 2 61. Plaintiff and the Class have no adequate remedy at law. 3 PRAYER FOR RELIEF 4 WHEREFORE, Plaintiff, on behalf of himself and on behalf of the Class, demands 5 judgment against Defendants jointly and severally, as follows: 6 (A) declaring this action to be a class action and certifying Plaintiff as Class 7 representative and his counsel as Class counsel; 8 (B) enjoining, preliminarily and permanently, the Proposed Transaction; 9 (C) in the event that the transaction is consummated prior to the entry of this Court’s 10 final judgment, rescinding the transaction or awarding Plaintiff and the Class rescissionary 11 damages; 12 (D) directing that Defendants account to Plaintiff and the other members of the Class for 13 all damages caused by them and account for all profits and any special benefits obtained as a result 14 of their breaches of their fiduciary duties; 15 (E) awarding Plaintiff the costs of this action, including a reasonable allowance for the 16 fees and expenses of Plaintiff’s attorneys and experts; and 17 (F) granting Plaintiff and the other members of the Class such further relief as the Court 18 deems just and proper. 19 JURY DEMAND 20 Plaintiff demands a trial by jury. 21 DATED: October 21, 2011 FARUQI & FARUQI, LLP 22 By: 23 VAI-IN ALEXANDER 24 CHRISTOPHER B. HAYES (277000) 1901 Avenue of the Stars, Second Floor 25 Los Angeles, CA 90067 Telephone: (310) 461-1426 26 Facsimile: (310) 461-1427 Email: valexander@faruqilaw.com 27 chayes@faruqilaw.com 28 —16— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

FARUQI & FARUQI, LLP 1 NADEEM FARUQI JUAN E. MONTE VERDE 2 369 Lexington Ave., Tenth Floor New York, NY 10017 3 Telephone: (212) 983-9330 Facsimile: (212) 983-9331 4 Email: nfaruqi@faruqilaw.com jmonteverde@faruqilaw.com 6 Attorneys for Plaintiff Miguel Angel Alonso Maestro 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26 27 28 —17— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1	ROBBINS UMEDA LLP

BRIAN J. ROBBINS (190264)

2	STEPHEN J. ODDO (174828) ARSHAN AMUU (246874)
3	EDWARD B. GERARD (248053) ‘IL. UU . U u i i 600 B Street, Suite 1900
4	San Diego, CA 92101 Telephone: (619) 525-3990
5	Facsimile: (619) 525-3991
6	RYAN & MANISKAS, LLP RICHARD A. MANISKAS
7	995 Old Eagle School Rd., Suite 311 Wayne, PA 19087
8	Telephone: (484) 588-5516 Facsimile: (484) 450-2582

9

Attorneys for Plaintiff

10

;1 SUPERIOR COURT OF THE STATE OF CALIFORNIA

[2 COUNTY OF SAN DIEGO

L3

FAHD HAMMAD, on Behalf of Himself Case N o.37-2011-00099789-cu-bt-ctl

and All Others Similarly Situated, 37.2011^0099789-CU-BT-CTL

14

Plaintiff, CLASS ACTION

15

16 v.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY

17 ANADYS PHARMACEUTICALS, INC.,

DUTY STEVE WORLAND,

[8 JAMES L. FREDDO, STELIOS PAPADOPOULOS,

19

KLEANTHIS G. XANTHOPOULOS, MARIOS FOTIADIS,

20 MARK G. FOLETTA,

21 BARRY A. LABINGER, BRIAN S. POSNER,

22 HOFFMANN-LA ROCHE INC.,

BRYCE ACQUISITION CORPORATION,

23

and DOES 1-25, Inclusive,

24 Defendants.

25 26 27 28

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	SUMMARY OF THE ACTION
2	1. This is a shareholder class action brought by plaintiff on behalf of holders of
3	common stock of Anadys Pharmaceuticals, Inc. (“Anadys” or the “Company”) against Anadys,
4	Anadys’s Board of Directors (the “Board”), Hoffman-La Roche Inc. (“Roche”), and Bryce

5 Acquisition Corporation (“Bryce”). This action seeks to enjoin defendants from further 6 breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price 7 through an unfair and self-serving process to Roche for $3.70 per share (the “Proposed

8	Acquisition”) via a tender offer (the “Tender Offer” or the “Offer”) and short form merger.

9 2. Anadys develops oral, small molecule therapeutics for the potential treatment of 10 the hepatitis C virus infection. The Company’s key experimental medicine, Setrobuvir, is a 11 direct-acting antiviral compound that is currently being evaluated by Anadys in a Phase II study 12 i n combination with two of Roche’s products: Pegasys and Copegus. Anadys also owns 13 investigational compound ANA773, a chronic infection medicine. The drug is currently in early 14 stages of development. Although the multi-billion dollar market for hepatitis C drugs is crowded 15 analysts say new and more efficient drugs for this illness—which affects the liver—give players 16 hope of grabbing a substantial share. More than 180 million people world-wide suffer from 17 hepatitis C, especially in less developed regions, with many of them relying on drugs that use 18 protein therapy interferons.

19 3. Anadys stands to capture a significant market share for Hepatitis C treatment.

20 TheStreet.com reported that Anadys’s Setrobuvir could be the first all-oral, interferon-free 21 therapy for hepatitis C to begin Phase III studies. Due to Anadys’s forefront position in this 22 market, TheStreet.com reported that instead of Roche producing its own all-oral, interferon-free 23 therapy they can accomplish the same means by acquiring Anadys. TheStreet.com went on to 24 state that by acquiring Anadys “for S230 million, Roche is acquiring [it] at a relatively low 25 price.” Moreover, just last week, the Company reported significant positive results in its Phase

26 II trials of Setrobuvir.

27 4. To help ensure that the Proposed Acquisition is completed the Individual

28 Defendants (as defined herein), along with certain other Anadys officers, agreed the tender their

COMPLAINT-BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	shares in a Tender Offer. The tender agreements ensure that approximately 7.9% of the
2	Company’s outstanding shares will be tendered in the Offer.
3	5. In addition to agreeing to tender their shares, defendants Steve Worland
4

(“Worland”) and James L. Freddo (“Fieddo”) had their change-in-control severance benefits 5 amended by the Board’s Compensation Committee on August 25, 2011, less than two months 6 before the Board agreed to sell the Company. The amendment provides for defendants Worland 7 and Freddo to each receive change-in-control cash severance benefits. This allows both Worland 8 and Freddo to receive twenty-four months of base salary and two times the executive’s annual 9 target bonus in the event that a qualifying change-in-control occurs on or prior to June 30, 2012.

10 The new agreement was significantly more than the executives’ prior agreement, which only 11 provided for twelve months’ worth of base salary and the executives annual target bonus. Thus,

12 defendants Worland and Freddo both had motivation to sell the Company now to obtain a benefit 13 before Setrobuvir could finish the U.S. Food and Drug Administration (“FDA”) approval 14 process. This is a benefit that the rest of the public shareholders did not have an opportunity to 15 obtain.

16 6. The Individual Defendants further breached their fiduciary duties by agreeing to 17 preclusive deal protection devices in connection with the Agreement and Plan of Merger the

18 Company, Roche, and Bryce entered into on October 16, 2011 (the “Merger Agreement”). These 19 provisions, which further diminish the chances of obtaining maximum value for the Company’s 20 shareholders by collectively precluding any competing offers for the Company, include: (i) a no-21 solicitation provision prohibiting the Company from properly shopping itself in order to attain 22 the maximum consideration for its shareholders; (ii) matching rights, which allow Roche three 23 business days to match any offer (which would have to be unsolicited in light of the no-24 solicitation clause) that is superior to the Proposed Acquisition; and (iii) a non-mutual 25 termination fee of $8 million payable to Roche if the Company accepts a superior proposal.

26 7. Worse, however, is the “Top-Up Option” agreement that the defendants entered 27 into. Under this arrangement, the Company will issue Roche enough shares of the Company’s 28 common stock until it reaches more than 90% of Anadys’s outstanding stock, subject to certain

COMPLAINT BASED UPON SELF-DEALING AMD BREACH OF FIDUCIARY DUTY

1	restrictions. The purpose of this arrangement is to achieve a single share over 90%) of the
2	Compaq’s stock which enables Roche to execute a short-form merger, completing the Proposed
3	Acquisition without holding any shareholder meeting or seeking or obtaining their voting 4 approval.
5	8. Because defendants dominate and control the business and corporate affairs of

6 Anadys, there exists an imbalance and disparity of economic power between them and the public 7 shareholders of Anadys. Therefore, it is inherently unfair for defendants to execute and pursue 8 any Proposed Acquisition agreement under which they will reap disproportionate benefits to the 9 exclusion of obtaining the maximum shareholder value. Nonetheless, instead of attempting to 10 negotiate a contract reflecting the best consideration reasonably available for Anadys’s 11 shareholders, who they are duty-bound to serve, defendants disloyally placed their own interests 12 and the interests of Roche first and tailored the terms and conditions of the Proposed Acquisition 13 to meet their own personal needs and objectives.

14 9. To remedy the Individual Defendants’ breaches of fiduciary duty and other 15 misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the

16 Proposed Acquisition unless and until the Company adopts and implements a procedure or 17 process to obtain a transaction that provides the best possible terms for shareholders; (ii) a 18 directive to the Individual Defendants to exercise their fiduciary duties to obtain a transaction 19 which is in the best interests of Anadys shareholders; and (iii) rescission of, to the extent already 20 implemented, the Proposed Acquisition agreement or any ofthe terms thereof.

21

JURISDICTION AND VENUE 22

10.	This Court has jurisdiction over the causes of action asserted herein pursuant to

23 the California Constitution, Article VI, §10, because this case is a cause not given by statute to

24 other trial courts.

25

11.	This Court has jurisdiction over this action because certain of the defendants

26 conduct business in and/or have sufficient minimum contacts with California. Anadys is a

27 citizen of California as it has its principal place of business at 5871 Oberlin Drive, Suite 200, San

28

Diego, California.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	12. Venue is proper in this Court because the conduct at issue took place and had an 2 effect in this County.
3	PARTIES
4	13. Plaintiff Fahd Hammad is a shareholder of Anadys.

5 14. Defendant Anadys is a Delaware corporation and biopharmaceutical company 6 focused on improving patient care by developing novel medicines for the treatment of hepatitis

7 C. Anadys’s most advanced drug candidate, Setrobuvir (ANA598), is a direct-acting antiviral 8 compound for chronic hepatitis C that is currently being evaluated by the Company in a Phase II 9 study in combination with Roche’s PEGylated interferon (Pegasys) and ribavirin (Copegus).

10 Additionally, the Company is developing ANA773, an oral, small-molecule inducer of 11 endogenous interferons that act via a Toll like receptor 7, or TLR7, pathway in hepatitis C.

12 Upon completion of the Proposed Acquisition, Anadys will become a wholly owned subsidiary 13 of Roche.

14 15. Defendant Worland is President, Chief Executive Officer (“CEO”), and a director 15 of Anadys and has been since August 2007. Worland has also served in various other positions 16 since joining Anadys in 2001 including Chief Scientific Officer; Executive Vice President, Head

17 of Research and Development; Executive Vice President, Pharmaceuticals; and President,

18 Pharmaceuticals. In connection with the Proposed Acquisition, Worland agreed to tender his 19 shares and support the Proposed Acquisition.

20 16. Defendant Freddo is Chief Medical Officer of Anadys and has been since July

21 2006; Senior Vice President, Drug Development and has been since July 2008; and a director 22 and has been since January 2011. In connection with the Proposed Acquisition, Freddo agreed to 23 tender his shares and support the Proposed Acquisition.

24 17. Defendant Stelios Papadopoulos (“Papadopoulos”) is Chairman ofthe Board of

25 Anadys and has been since January 2011 and a director and has been since May 2000.

26 Papadopoulos co-founded Anadys. In connection with the Proposed Acquisition, Papadopoulos 27 agreed to tender his shares and support the Proposed Acquisition.

28

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 18. Defendant Kleanthis G. Xanthopoulos (“Xanthopoulos”) is an Anadys director 2 and has been since May 2000. Xanthopoulos was also President and CEO of Anadys from May

3	2000 to November 2006. Xanthopoulos co-founded Anadys. In connection with the Proposed
4	Acquisition, Xanthopoulos agreed to tender his shares and support the Proposed Acquisition.
5	19. Defendant Marios Fotiadis (“Fotiadis”) is an Anadys director and has been since
6	September 2002. In connection with the Proposed Acquisition, Fotiadis agreed to tender his 7 shares and support the Proposed Acquisition.
8	20. Defendant Mark G. Foletta (“Foletta”) is an Anadys director and,has been since

9 September 2005. In connection with the Proposed Acquisition, Foletta agreed to tender his 10 shares and support the Proposed Acquisition.

11 21. Defendant Barry A. Labinger (“Labinger”) is an Anadys director and has been 12 since March 2011. In connection with the Proposed Acquisition, Labinger agreed to tender bis 13 shares and support the Proposed Acquisition.

14 22. Defendant Brian S. Posner (“Posner”) is an Anadys director and has been since

15 August 2011. In connection with the Proposed Acquisition, Posner agreed to tender his shares 16 and support the Proposed Acquisition.

17 23. Defendant Roche is a New Jersey corporation and a U.S. subsidiary of F.

18 Hoffmann-La Roche Ltd (“FHL Roche”), which is a leader in research-focused healthcare with 19 combined strengths in pharmaceuticals and diagnostics. FHL Roche is the world’s largest 20 biotech company with medicines in oncology, virology, inflammation, metabolism, and CNS.

21 FHL Roche is also the world leader in in-vitro diagnostics, tissue-based cancer diagnostics, and a 22 pioneer in diabetes management. Roche’s principal executive offices are located at 340

23 Kingsland Street, Nutley, New Jersey.

24 24. Defendant Bryce is a Delaware corporation and a wholly owned subsidiary of

25 Roche. Bryce was formed solely for the purpose of engaging in the transactions ofthe Proposed

26 Acquisition. In connection with the Proposed Acquisition, Bryce will commence a cash Tender

27 Offer to acquire all ofthe outstanding Anadys shares of common stock. Upon completion ofthe

28 Proposed Acquisition, Bryce will merge with and into Anadys and cease its separate existence.

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 25. The defendants named above in ^|*jf15-22 are sometimes collectively referred to 2 herein as the “Individual Defendants.”

3	26. The true names and capacities of defendants sued herein under California Code of
4	Civil Procedure’§474 as Does 1 through 25, inclusive, are presently not known to plaintiff~wno 5 therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this
6

Complaint and include these Doe defendants’ true names and capacities when they are 7 ascertained. Each of the fictitiously named defendants is responsible in some manner for the 8 conduct alleged herein and for the injuries suffered by the Class (as defined herein).

9

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

10 27. Under Delaware law, the officers and directors of a publicly traded corporation 11 have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with 12 these duties, neither the officers nor the directors may take any action that:

13 (a) adversely affects the value provided to the corporation’s shareholders;

14 (b) will discourage, inhibit, or deter alternative offers to purchase control of 15 the corporation or its assets;

16 (c) contractually prohibits themselves from complying with their fiduciary 17 duties;

18 (d) will otherwise adversely affect their duty to secure the best value 19 reasonably available under the circumstances for the corporation’s shareholders; and/or

20 (e) will provide the officers and/or directors with preferential treatment at the 21 expense of, or separate from, the public shareholders.

22 28. In accordance with their duties of loyalty and good faith, the Individual

23 Defendants, as officers and/or directors of Anadys, are obligated under Delaware law to refrain 24 from:

25 (a) participating in any transaction where the officers or directors’ loyalties 26 are divided; 27

28

-6

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 (b) participating in any transaction where the officers or directors receive, or 2 are entitled to receive , a personal financial benefit not equally shared by the public shareholders 3 ofthe corporation; and/or

4	—••’—• (c) unjustly enriching themselves at the expense or to the detriment of the 5 public shareholders.

6 29. Defendants, separately and together, in connection with the Proposed Acquisition, 7 are knowingly or recklessly violating their fiduciary duties and/or aiding and abetting such

8 breaches, including the Individual Defendants’ duties of loyalty, good faith, and independence 9 owed to plaintiff and other public shareholders of Anadys. Certain ofthe Individual Defendants 1.0 stand on both sides of the transaction, are engaging in self-dealing, and are obtaining for 11 themselves personal benefits, including personal financial benefits not shared equally by plaintiff 12 or the Class. Certain Anadys executives are also retaining their prestigious and lucrative 13 positions and compensation at the post-Proposed Acquisition company. These executives have 14 managed to secure for themselves substantial employment at the expense of the shareholders’ 15 best interests. Accordingly, the Proposed Acquisition will benefit the Individual Defendants in 16 significant ways not shared with Class members. As a result of the Individual Defendants’ self-

17 dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value 18 for their Anadys common stock in the Proposed Acquisition.

19 30. Because the Individual Defendants are knowingly or recklessly breaching their 20 duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the 21 burden of proving the inherent or entire fairness of the Proposed Acquisition, including all 22 aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of 23 law.

24

25

26

27

28

7

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	THE PROPOSED ACQUISITION
2	31. On October 17, 2011, Anadys and Roche jointly issued the following press 3 release announcing that the Individual Defendants had agreed to sell Anadys to Roche for $3.70 4’ per Anadys share:
5	San Diego, October 17, 2011—Anadys Pharmaceuticals, Inc. (NASDAQ: ANDS) today announced that it has entered into a definitive merger agreement to

6 be acquired by Roche (SIX: RO, ROG; OTCQX: RHHBY). Under the terms of 7 the merger agreement, Roche will commence an all cash tender offer for all outstanding shares of common stock of Anadys at USD 3.70 per share.

8

The USD 3.70 per share cash offer price represents a 256% premium over the 9 closing price of USD 1.04 on October 14, 2011.

10

Steve Worland, President and Chief Executive Officer of Anadys, said: “Since Anadys’ formation, our focus has been on driving forward research and 11 development that would make a real difference to the lives of patients, especially 12 those with hepatitis. With Roche’s considerable capabilities and experience in HCV, we believe this acquisition provides the best chance of success for the new-13 potential treatments to reach patients. I would like to thank all our contributors for their dedicated efforts to advance the compounds to their current position.”

14

Jean-Jacques Garaud, Global Head of Roche Pharma Research and Early

15

Development, said: “This acquisition augments Roche’s already strong HCV portfolio. Our aim is to offer physicians and hepatitis patients a powerful

16 combination of therapies that bring us closer to a cure, even without the use of 17 interferon. Anadys’ compounds provide additional modes of action that could lead to interferon-free treatment regimens without viral resistance.”

18

Anadys’ Board of Directors determined that the merger agreement and the

19 transactions contemplated thereby are advisable, fair to and in the best interests of Anadys and its stockholders, and recommends that Anadys’ stockholders tender 20 their shares and, if necessary, adopt the merger agreement.

21

Each of Anadys’ directors and executive officers has agreed to tender their shares 22 in the offer.

23 The closing ofthe tender offer will be subject to the tender of a number of shares that, together with the shares owned by Roche, represent a majority of the total

24 number of outstanding shares (assuming the exercise of all vested and unvested options and warrants having an exercise price per share less than the tender offer 25 price) and other customary conditions. In addition, the transaction is subject to the 26 expiration or termination of the waiting period under the Hart-Scott- Rodino Antitrust Improvements Act of 1976. The tender offer is expected to close within 27 the fourth quarter of 2011.

28

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

The terms and conditions of the tender offer will be described in the tender offer documents, which will be filed with the U.S. Securities and Exchange Commission (“SEC”).

Lazard is acting as financial advisor to Anadys and Cooley LLP is serving as Anadys’ legal advisor.

About Anadys

Anadys Pharmaceuticals, Inc. is a biopharmaceutical company dedicated to improving patient care by developing novel medicines for the treatment of hepatitis C. The Company believes hepatitis C represents a large unmet medical need in which meaningful improvements in treatment outcomes may be attainable with the introduction of new medicines. Anadys is conducting a Phase lib study of setrobuvir (ANA598), the Company’s DAA, added to current standard of care for the treatment of hepatitis C. The Company is also developing ANA773, the Company’s oral, small-molecule inducer of endogenous interferons that acts via 10 the Toll like receptor 7, or TLR7, pathway in hepatitis C.

11 32. On October 19, 2011, Anadys filed a Form 8-K with the U.S. Securities and

12 Exchange Commission (“SEC”), wherein it disclosed the Merger Agreement. The 13 announcement and filing reveal that the Proposed Acquisition is the product of a flawed sales 14 process and, unless the Offer price is increased, would be consummated at an unfair price. The

15 Merger Agreement also reveals that the Individual Defendants agreed to numerous draconian 16 deal protection devices designed to preclude any competing bids for Anadys.

17

33.	Under the Merger Agreement, Anadys is subject to a no-solicitation clause that

18 prohibits the Company from seeking a superior offer for its shareholders. Specifically, Section

19

5.3(a) ofthe Merger Agreement states:

20

During the Pre-Closing Period, the Company shall not directly or indirectly, and shall not authorize or permit any other Acquired Corporation or any

21

Representative of any of the Acquired Corporations directly or indirectly to, (i) solicit, initiate or knowingly take any action to facilitate or encourage the

22 submission or announcement of any Acquisition Proposal (including by granting any waiver under Section 203 of the DGCL), (ii) furnish any information

23 regarding, or afford access to the business, properties, assets, books or records (except as required by applicable Legal Requirements) of, any of the Acquired

24

Corporations to any Person in connection with or in response to a bona fide Acquisition Proposal or an inquiry or indication of interest that could reasonably

25

• be expected to lead to an Acquisition Proposal, (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or any

26 inquiry or indication of interest that could reasonably be expected to lead to an Acquisition Proposal, (iv) approve, endorse or recommend any Acquisition

27

Proposal, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or similar document

28

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

or any Contract contemplating or otherwise relating to any Acquisition

1	Transaction.
2

34. Though the Merger Agreement ostensibly has a “fiduciary out” provision that 3 allows the Company to negotiate with other bidders, this provision is actually illusory. In order 4 for Anadys to negotiate with any other suitors, the potential acquirer would first have to make an 5 unsolicited written offer. Because the Company is prohibited under the Merger Agreement from 6 providing any non-public information to, much less communicating with, a third-party regarding 7 a superior proposal prior to its receipt of a superior offer, no other bidder will emerge to make 8 such an offer.

9 35. Further discouraging superior offers, Roche is entitled to a matching rights period 10 of three business days under the Merger Agreement. Specificalty, Section 1.2(b)(ii) of the

11 Merger Agreement provides that the Company may not accept a competing bid unless:

12 (1) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make the Adverse

13 Change Recommendation would be reasonably likely to constitute a breach ofthe fiduciary duties of the Board of Directors of the Company to the Company’s 14 stockholders under applicable Legal Requirements; (2) the Company shall have given Parent a Change of Recommendation Notice at least three business days 15 prior to making any Adverse Change Recommendation; (3) the Company shall have provided to Parent the most current version ofthe proposed agreement under 16 which such Acquisition Proposal is proposed to be consummated and the identity of the third party making the Acquisition Proposal and, after consultation with 17 outside legal counsel, the Company’s Board of Directors shall have determined,             in good faith, that such Acquisition Proposal is a Superior Offer; (4) the Company 18 shall have given Parent the three business days after the Change of Recommendation Notice to propose revisions to the terms of this Agreement or 19 make another proposal and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any; and (5) after 20 considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the

21 Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Adverse

22 Change Recommendation would constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under 23 applicable Legal Requirements (it being understood and agreed that any amendment to the financial terms or other material terms of any such Acquisition

24 Proposal shall require a new written notification from the Company and a new three business day period under this Section 1.2(b)(ii)).

25

36. This provision sets further limitations on the Company’s ability to accept an 26 unsolicited superior proposal should one present itself. According to the matching rights 27 provision, the Company must notify Roche ofthe bidder’s offer, and should the Board determine 28

- 1 0 -

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

that the unsolicited offer is superior, Roche is granted three business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the

3 Company’s shareholders as the unsolicited offer. Roche is able to match the unsolicited offer 4 because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any 5 leverage that the Company has in receiving the unsolicited offer. Accordingly, no rival bidder is 6 likely to emerge because the Merger Agreement unfairly assures that any “auction” will be 7 competitively skewed in favor of Roche.

8	37. . Also, pursuant to Section 8.3(b) of the Merger Agreement, Anadys must pay

9 Roche an $8 million termination fee if it accepts a superior proposal. This provision all but 10 ensures that no competing offer will be forthcoming. The termination fee is over 3.7% ofthe 11 total equity value ofthe Proposed Acquisition and equates to over $0.14 per Anadys share that 12 would be paid to Roche rather than the Company’s shareholders in the case that any competing 13 bidder does emerge. Notably, the Merger Agreement does not provide for any reciprocal 14 termination fee payable to Anadys.

15 38. Finally, the Individual Defendants are attempting to silence dissent among the

16 Company’s shareholders by granting Anadys a “Top-Up Option” in Section 1.4 ofthe Merger

17 Agreement. The Top-Up Option allows Roche to acquire all the unissued stock the Company is 18 authorized to issue under its certificate of incorporation until Roche acquires one share more than

19 90% of Anadys’s outstanding stock to effectuate a short-form merger. This will allow Roche to 20 acquire Anadys without seeking shareholder approval ofthe Proposed Acquisition.

21 39. These onerous and preclusive deal protection devices operate in conjunction to 22 ensure that no competing offers will emerge for the Company and mat the unfair transaction is 23 consummated so that the Individual Defendants can secure their own personal benefits under the

24 Proposed Acquisition. Accordingly, the Individual Defendants’ efforts to put their own personal 25 interests before that of the Company’s shareholders have resulted in a proposed transaction 26 presented to Anadys shareholders at an untenable and inadequate Offer price.

27

28

11 -

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	THE PROPOSED ACQUISITION UNDERVALUES ANADYS
2	40. The Proposed Acquisition significantly undervalues the Company and its future 3 prospects. Anadys has demonstrated and has in fact projected that it is well-positioned for future
4	expansion and growth through its stellar products- in development. The Company has begun
5	realizing the positive impact of its efforts to bring Setrobuvir to market. Indeed, on October 13,
6	2011, the Company issued a press release titled “Anadys Announces Positive 12-Week Data for
7	Setrobuvir in Phase 2B Hepatitis C Study.” The press release stated that Setrobuvir had a
8	“Strong Antiviral Response in Prior Partial Responders and Relapsers” and showed “Favorable

9 Safety Data with AE Profile Comparable to Control Group.” In the press release, defendant

10 Worland stated that the data “demonstrate[s] a compelling profile for setrobuvir in significantly 11 more patients” and that the results were “particularly encouraging.” Nonetheless, with the

12 Company’s blockbuster drug showing promising signs and progressing through the FDA

13 approval process, the Board has agreed to sell Anadys to Roche now in exchange for the 14 inadequate proposed consideration.

15 41. Anadys stands to capture a significant market share for hepatitis C treatment.

16 TheStreet.com reported that Anadys’s Setrobuvir could be the first all-oral, interferon-free

17 therapy for hepatitis C to begin Phase III studies. Due to Anadys’s leadership position in this 18 market, TheStreet.com reported that instead of Roche producing its own all-oral, interferon-free 19 therapy they can accomplish the same means “by acquiring or partnering Hep C drugs others 20 consider to be weak or non-competitive on their own. That description fits Anadys’ lead drug 21 setrobuvir, which for $230 million, Roche is acquiring at a relatively low price.” Moreover, just 22 last week, the Company reported significant positive results in its Phase II trials.

23 SELF-DEALING

24 42. By reason of their positions with Anadys, the Individual Defendants had access to 25 non-public information concerning the financial condition and prospects of the Company. Thus, 26 there exists an imbalance and disparity of knowledge and economic power between the

27 Individual Defendants and the public shareholders of Anadys. Therefore, it is inherently unfair 28 for the Individual Defendants to pursue any proposed acquisition agreement under which they

- 1 2-

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	will reap disproportionate benefits to the exclusion of obtaining the best value for shareholders.

2 Instead, certain of the Individual Defendants disloyally placed their own interests first, and _> tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs 4 and objectives. For example, both defc-rdants Worland and Freddo are taking advantage cf 5 recent change-in-control severance benefits that were approved by the Board’s Compensation

6	Committee that doubled the executive officers’ prior change-in-control severance benefits plan.

7 43. The Proposed Acquisition is wrongful, unfair, and harmful to Anadys’s public 8 stockholders, and represents an effort by defendants to aggrandize their own financial position 9 and interests at the expense of and to the detriment of the Class members. Specifically, 10 defendants are attempting to deny plaintiff and the Class their shareholder rights through the sale

11 of Anadys via an unfair process. According!}’, the Proposed Acquisition will benefit defendants

12 at the expense of Anadys shareholders.

13 THE UNFAIRAND INADEQUATE PROCESS

14 44. In order to meet their fiduciary duties, the Individual Defendants are obligated to 15 explore transactions that will maximize shareholder value and not structure a preferential deal for 16 themselves. Due to the Individual Defendants’ eagerness to enter into a transaction with Roche, 17 they are failing to implement a process to obtain the maximum price for Anadys’s shareholders.

18 45. As a result of defendants’ conduct, Anadys’s public stockholders have been and 19 will continue to be denied the fair process and arm’s-length negotiated terms to which they are 20 entitled in a sale of their Company. The proposed consideration does not reflect the true inherent 21 value of the Company that was known only to the Individual Defendants, as officers and 22 directors of Anadys, and Roche at the time the Proposed Acquisition was announced.

23 46. In light of the foregoing, the Individual Defendants must, as their fiduciary 24 obligations require;

25

• Act independently so that the interests of Anadys’s public stockholders will be protected;

26

27 • Adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such

28

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COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

conflicts exist, to ensure that all conflicts be resolved in the best interests of

1

Anadys’s public stockholders; and

2

• Solicit competing bids to the Roche’s offer to ensure that the Company’s •3 shareholders are receiving the maximum value for their shares.

4

CLASS ACTION ALLEGATIONS

5
47.	Plaintiff brings this action for himself and on behalf of all holders of Anaiys
6	common stock which have been or will be harmed by the conduct described herein (the “Class”).
7

Excluded from the Class are the defendants and any individual or entity affiliated with any

8	defendant.

9

10 48. This action is properly maintainable as a class action.

49.	The Class is so numerous that joinder of all members is impracticable. According,

11 to the Company’s SEC filings, there were more than fifty-seven million shares of Anadys

12 common stock outstanding as of October 15, 2011.

13

50.	There are questions of law and fact which are common to the Class and which

14

predominate over questions affecting any individual Class member. The common questions

15

include, the following:

16

(a)	whether the Individual Defendants have breached their fiduciary duties of

17

undivided loyalty, independence, or due care with respect to plaintiff and the other members of

18

the Class in connection with the Proposed Acquisition;

19

(b)	whether the Individual Defendants are engaging in self-dealing in

20

connection with the Proposed Acquisition;

21

(c)	whether the Individual Defendants have breached any of their other

22

fiduciary duties owed to plaintiff and the other members of the Class in connection with the

23

Proposed Acquisition, including the duties of good faith, diligence, and fair dealing;

24

(d)	whether Anadys aided and abetted the Individual Defendants’ breaches of

25

fiduciary duties;

26

(e)	whether Roche and/or Bryce aided and abetted the Individual Defendants’

27

breaches of fiduciary duties; and

28

- 1 4-

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 (f) whether plaintiff and the other members of the Class would suffer 2 irreparable injury were the transactions complained of herein consummated.

3 51. Plaintiffs claims are typical ofthe claims ofthe other members ofthe Class and 4 plaintiff does not have any-iaterests adverse to the Class.

5 52. Plaintiff has retained competent counsel experienced in litigation of this nature 6 and will fairly and adequately represent and protect the interests ofthe Class.

7	53. The prosecution of separate actions by individual members of the Class would 8 create a risk of inconsistent or varying adjudications with respect to individual members of the

9 Class which would establish incompatible standards of conduct for the party opposing the Class.

10 54. Plaintiff anticipates that there will be no difficulty in the management of this

11 litigation. A class action is superior to other available methods for the fair and efficient

12 adjudication of this controversy.

13 55. Defendants have acted on grounds generally applicable to the Class with respect 14 to the matters complained of herein, thereby making appropriate the relief sought herein with 15 respect to the Class as a whole.

16 FIRST CAUSE O F ACTION

17 Claim for Breach of Fiduciary Duties Against the Individual Defendants and Does 1-15

18 56. Plaintiff incorporates by reference and realleges each and every allegation 19 contained above, as though fully set forth herein.

20 57. The Individual Defendants and Does 1-15 have violated the fiduciary duties of 21 care, loyalty, good faith, and independence owed to the public shareholders of Anadys and have 22 acted to put their personal interests ahead ofthe interests of Anadys’s shareholders.

23 58. By the acts, transactions, and courses of conduct alleged herein, the Individual

24 Defendants and Does 1-15, individually and acting as a part of a common plan, are attempting to 25 unfairly deprive plaintiff and other members ofthe Class ofthe true value inherent in and arising 26 from Anadys.

27 59. As demonstrated by the allegations above, the Individual Defendants and Does 1-

28 15 failed to exercise the care required, and breached their duties of loyalty, good faith, and—1 5-

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1	independence owed to the shareholders of Anadys because, among other reasons:
2	(a) they failed to take steps to maximize the value of Anadys to its public 3 shareholders;
4	(b)—- ftey failed to properly value Anadys and its various assets and operations; 5 and
6	(c) they ignored or did not protect against the numerous conflicts of interest 7 resulting from the officers’ and directors’ own interrelationships or connection with the Proposed
8	Acquisition.

9 60. Because Individual Defendants and Does 1-15 dominate and control the business 10 and corporate affairs of Anadys, and have access to private, corporate information concerning

11 Anadys’s assets, business, and future prospects, there exists an imbalance and disparity of 12 knowledge and economic power between them and the public shareholders of Anadys which 13 makes it inherently unfair for them to pursue and recommend any proposed acquisition wherein 14 they will reap disproportionate benefits to the exclusion of maximizing shareholder value.

15 61. By reason ofthe foregoing acts, practices, and courses of conduct, the Individual

16 Defendants and Does 1-15 have failed to exercise ordinary care and diligence in the exercise of 17 their fiduciary obligations toward plaintiff and the other members ofthe Class.

18 62. Unless enjoined by this Court, the Individual Defendants and Does 1-15 will 19 continue to breach their fiduciary duties owed to plaintiff and the Class, and may consummate 20 the Proposed Acquisition which will exclude the Class from its fair share of Anadys’s valuable 21 assets and operations, and/or benefit defendants in the unfair manner complained of herein, all to 22 the irreparable harm ofthe Class.

23 63. The Individual Defendants and Does 1-15 are engaging in self-dealing, are not 24 acting in good faith toward plamtiff and the other members ofthe Class, and have breached and 25 are breaching their fiduciary duties to the members ofthe Class.

26 64. As a result of the Individual Defendants and Does 1-15’s unlawful actions, 27 plaintiff and the other members of the Class will be irreparably harmed in that they will not

28 receive their fair portion of the value of Anadys’s assets and operations. Unless the Proposed—1 6-

COMPLATNT BASED UPON SELF-DEALING AMD BREACH OF FIDUCIARY DUTY

Acquisition is enjoined by the Court, the Individual Defendants and Does 1-15 will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm’s-length negotiations on the Proposed Acquisition terms, and may consummate the Proposed

4	Acquisition;-ill to the irreparable harm ofthe members ofthe Class. * “ ^’

5 65. Plaintiff and the members of the Class have no adequate remedy at law. Only 6 through the exercise of this Court’s equitable powers can plaintiff and the Class be fully

7	protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.
8	SECOND CAUSE OF ACTIO N

9 Claim for Aiding and Abetting Breaches of Fiduciary Duty Against Anadys

10 66. Plaintiff incorporates by reference and realleges each and every allegation 11 contained above, as though fully set forth herein.

12 67. Defendant Anadys aided and abetted the Individual Defendants and Does 1-15 in 13 breaching their fiduciary duties owed to the public shareholders of Anadys, including plaintiff 14 and the members ofthe Class.

15 68. The Individual Defendants and Does 1-15 owed to plaintiff and the members of 16 the Class certain fiduciary duties as fully set out herein.

17 69. By committing the acts alleged herein, the Individual Defendants and Does 1-15 18 breached their fiduciary duties owed to plaintiff and the members ofthe Class.

19 70. Anadys colluded in or aided and abetted the Individual Defendants and Does 1-

20 15’s breaches of fiduciary duties, and was an active and knowing participant in the Individual

21 Defendants and Does 1-15’s breaches of fiduciary duties owed to plaintiff and the members of 22 the Class.

23 71. Plaintiff and the members ofthe Class shall be irreparably injured as a direct and 24 proximate result ofthe aforementioned acts.

25 26 27

28

-17

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

THIRD CAUSE OF ACTION

1

Claim for Aiding and Abetting Breaches of Fiduciary Duty Against

2

Roche, Bryce, and Does 16-25

3
72.	Plaintiff incorporates by reference and realleges each and every allegation
4	contained above, as though full}’ set forth herein.
5
73.	Roche, Bryce, and Does 16-25 aided and abetted the Individual Defendants arid.
6

Does 1-15 in breaching their fiduciary duties owed to the public shareholders ofth e Company,

7	including plaintiff and the members ofthe Class.
8
74.	The Individual Defendants and Does 1-15 owed to plaintiff and the members of

9 the Class certain fiduciary duties as fully set out herein.

10

75.	By committing the acts alleged herein, the Individual Defendants and Does 1-15

11 breached their fiduciary duties owed to plaintiff and the members ofthe Class.

12

76.	Roche, Bryce, and Does 16-25 colluded in or aided and abetted the Individual

13

Defendants and Does 1-15’s breaches of fiduciary duties, and were active and knowing

14 participants in the Individual Defendants and Does 1-15’s breaches of fiduciary duties owed to

15 plaintiff and the members ofthe Class.

16

77.	Roche, Bryce, and Does 16-25 participated in the breach ofthe fiduciary duties by

17 the Individual Defendants and Does 1-15 for the purpose of advancing their own interests.

18

Roche, Bryce, and Does 16-25 obtained and will obtain both direct and indirect benefits from

19 colluding in or aiding and abetting the Individual Defendants and Does 1-15’s breaches. Roche,

20

Bryce, and Does 16-25 will benefit, inter alia, from the acquisition of the Company at an

21 inadequate and unfair price if the Proposed Acquisition is consummated.

22

78.	Plaintiff and the members of the Class shall be irreparably injured as a direct and

23 proximate result ofthe aforementioned acts.

24

PRAYER FOR RELIEF

25

WHEREFORE, plaintiff demands injunctive relief, in his favor and in favor of the Class

26 and against defendants as follows:

27

A. Declaring that this action is properly maintainable as a class action;

28

- 1 8 -

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

1 B. Declaring and decreeing that the Proposed Acquisition represents a breach of the 2 fiduciary duties of defendants and is therefore unlawful and unenforceable;

3	C. Rescinding, to the extent already implemented, the Proposed Acquisition;
4

D. Enjoining defendants, their agents, counsel, employees, and all persons acting in 5 concert with them from consummating the Proposed Acquisition, unless and until the Company 6 adopts and implements a procedure or process reasonably designed to enter into a merger 7 agreement providing the best possible value for shareholders;

8 E. Directing the Individual Defendants and Does 1-15 to exercise their fiduciary 9 duties to commence a sale process that is reasonably designed to secure the best possible 10 consideration for Anadys and obtain a transaction which is in the best interests of Anadys’s 11 shareholders;

12 F. Imposition of a constructive trust in favor of plaintiff and members of the Class, 13 upon any benefits improperly received by defendants as a result of their wrongful conduct;

14 G. Awarding plaintiff the costs and disbursements of this action, including 15 reasonable attorneys’ and experts’ fees; and

16 H. Granting such other and further equitable relief as this Court may deem just and

17 proper.

DATED: October 20, 2011 ROBBINS UMEDA LLP

18 BRIAN J. ROBBINS STEPHEN J. ODDO

19

ARSHAN Al EDWARD^ 20

21

BRIAN J. ROBBINS 22 600 B Street, Suite 1900 San Diego, CA 92101 23 Telephone: (619) 525-3990 Facsimile: (619) 525-3991 24

RYAN & MANISKAS, LLP 25 RICHARD A. MANISKAS

995 Old Eagle School Rd., Suite 311 26

Wayne, PA 19087 Telephone: (484) 588-5516 27 Facsimile: (484) 450-2582

28 Attorneys for Plaintiff

-19

COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

ThFFIC 12

“ S4_

zi CCI 25 P 2: 12

LEVI & KORSJNSKY, LLP

1	David E. Bower, Esq. SBN 119546 COURT

600 Corporate Pointe, Suite 1170 :’flE) COUNTY, CA

2	Culver City, CA 90230-7600

Tel: 310-839-0442

3	Fax: 310-558-0335
4	LEVI & KORSINSKY, LLP

Shannon L. Hopkins, Esq.

‘ Allen Schwartz, Es.

6	30 Broad Street, 1St Floor

New York, New York 10004

Tel: 212-363-7500

8	fo:iff VIA FA)(

SUPERIOR COURT OFTHE STATE OF CALIFORNIA

10 SAN DtEGO COUNTY

11

DEVORAI{ SHABTAT, individually and on behalf Case No. 37-2O11-00099995.Cu$L.cTi. 12 of all others similarly situated,

13 Plaintiff,

14 CIVIL ACTION

V.

15 CLASS ACTION COMPLAINT

STEVE WORLAND, STELIOS

16 PAPADOPOULOS, MARK G. FOLETTA,

MARIOS FOTIADIS, JAMES L. FREDDO, i 2B•DUtY

17 BARRY A. LABINGER, BRIAN S. POSNER, g g

18 KLEANTHIS G. XANTIJOPOTJLOS ANADYS

PHARMACEUTICALS, INC., HOFFMANN-LA

19 ROCHE INC., and BRYCE ACQUISITION

CORPORATION,

20

21 Defendants.

22

- 23 Plaintiff, by her attorneys, alleges upon information and belief, except for her own acts, 24 which are alleged on knowledge, as follows:

-. 25 1. _. Plaintiff bñngs this class action on behaff of the p.ubI itoeTholders of Anadys.

26

Pharmaceuticals,- me.— (“Anadys’L or the “Company”) against Anadys’ Board of Directors (the 27

28 “Board” or the “Individual Defendants”) for their breaches of fiduciary duties arising out of their

—1— CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1	attempt to sell the Company to Roche Holdings, Inc. (“Roche”) by means of an unfair process and
2	for an unfair price.
3	2. On October 17, 2011, Anadys and Roche announced a definitive agreement under
4	which Roche, through wholly owned subsidiaries Hoffmann-La Roche Inc. (“Hoffman-La Roche”)

and Bryce Acquisition Corporation (“Merger Sub”), will commence a tender offer to acquire all of

6

the outstanding shares of Anadys for $3.70 per share in cash (the ‘Proposed Transaction”). The

7

8 Board has breached their fiduciary duties by agreeing to the Proposed Transaction for grossly inadequate consideration.

10 3. Anadys is a biopharmaceutical company dedicated to improving patient care by

11 developing novel medicines for the treatment of the hepatitis C virus (the “}JCV”). As described in

12 more detail below, the market for HCV treatments is substantial and largely unmet. Anadys is in

13 the process of developing novel treatments for HCV that has the potential of grabbing a substantial

14

share in the multi-billion dollar market. The Proposed Transaction consideration fails to adequately

15

16 take into account the substantial potential for Anadys’ HCV treatments.

17 Defendants’ have exacerbated their breaches of fiduciary duty by agreeing to lock up

18 the Proposed Transaction with deal protection devices that preclude other bidders from making a

19 successful competing offer for the Company. SpecificaLly, pursuant to the merger agreement dated

20 October 16, 2011 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation

21 provision that prevents the Company from soliciting other potential acquirors or even in continuing

22

23 discussions and negotiations with potential acquirors; (ii) a provision that provides Roche with. three

24 business days to match any competing proposal in the event one is made; and (iii) a provision that

25 requires the Company to pay Roche a termination fee of $8 million in order to enter into a

26 transaction with a superior bidder. These provisions substantially and improperly limit the Board’s

27

28

CLASS ACTION COMPLAINT FOR. BREACH OF FIDUCIARY DUTY

1	ability to act with respect to investigating and pursuing superior proposals and alternatives including
2	a sale of aLl or part of Anadys.
3	5. The Individual Defendants have breached their fiduciary duties of loyalty, due care,
4	independence, good faith and fair dealing, and Anadys and Roche have aided and abetted such breaches by Anadys’ officers and directors. Plaintiff seeks to enjoin the Proposed Transaction

6

unless and/or until defendants cure their breaches of fiduciary duty.

7

PARTIES

8

6. Plaintiff is, and has been at all relevant times, the owner of shares of common stock

10 of Anadys.

11 7. Anadys is a corporation organized and existing under the laws of the State of

12 Delaware. It maintains its principal corporate offices at 5871 Oberlin Drive, Suite 200, San Diego,

13 California 92121.

14

8. Defendant Steve Worland (“Worland”) was appointed the Company’s President and

15

16 Chief Executive Officer and a member of the Board in 2007. Worland joined Anadys in 2001 as

17 Chief Scientific Officer and served as President, Pharmaceuticals before being named CEO.

18 9. Defendant Stelios Papadopoulos (“Papadopoulos”) was appointed Chairman of the

19 Board in January 2011 and is a co-founder of Anadys, having served as a director since May 2000.

20 10. Defendant Mark 0. Foleita (“Foletta”) has been a director of the Company since

21 2005.

22

11.	Defendant Marios Fotiadis (“Fotiadis”) has been a director of the Company since

23

24 2002.

25 12. Defendant James L. Freddo (“Freddo”) has been a director of the Company since

26 January 2011. Freddo joined Anadys in July 2006 as Chief Medical Officer and was named Senior

27 Vice President, Drug Development and Chief Medical Officer in July 2008.

28

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1
2
3
4
5
6
7
8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

13.	Defendant Bany A. Labinger (“Labinger”) has been a director of the Company since March2011.
14.	Defendant Brian S. Posner (“Posner”) has been a director of the Company since

August2011. -

•	15. Defendant Kleanthis G. Xanthopoulos (“Xanthopoulos”) has been a director of the

Company since 2000, and served as Anadys’ President and Chief Executive Officer from May 2000 to November 2006.

16.	Defendants referenced in ¶ 8 through 15 are collectively referred to as Individual Defendants and/or the Board.

17. Defendant Hoffrnann-La Roche Inc. is a New Jersey corporation and a. wholly owned subsidiary of Roche. Roche is headquartered in Basel, Switzerland, and is the world’s largest biotech company with truly differentiated medicines in oncology, virology, inflammation, metabolism and CNS. Roche is also the world leader in in-vitro diagnostics, tissue-based cancer diagnostics and a pioneer in diabetes management.

18. Defendant Bryce Acquisition Corporation is a Delaware corporation wholly owned by Hoffmann-La Roche that was created for the purposes of effectuating the Proposed Transaction.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of Anadys and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

20. Under Delaware law, where the directors of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break up of the corporation’s assets, the directors have an affirmative fiduciary obligation to obtain the highest

CLASS ACTION COMPLATNT FOR BREACH OF FIDUCIARY DUTY

1	value reasonably available for the corporation’s shareholders, and if such transaction will result in a
2	change of corporate control, the shareholders are entitled to receive a significant premium. To
3	diligently comply with their fiduciary duties, the Individual Defendants may not take any action
4	that:
(a)	adversely affects the value provided to the corporation’s shareholders;
6
(b)	favors themselves or will discourage or inhibit alternative offers to purchase
7
8	control of the corporation or its assets;

9 (c) adversely affects their duty to search and secure the best value reasonably

10 available under the circumstances for the corporation’s shareholders; and/or

11 (d) will provide the Individual Defendants with preferential treatment at the

12 expense of, or separate from, the public shareholders.

13 21. In accordance with their duties of loyalty and good faith, the Individual Defendants

14

are obligated to refrain from:

15

16 (a) participating in any transaction where the Individual Defendants’ loyalties are

17 divided;

18 (b) participating in any transaction where the Individual Defendants receive, or

19 are entitled to receive, a personal financial benefit not equally shared by the public shareholders of

20 the corporation; and/or

21

(c)	unjustly ennching themselves at the expense or to the detriment of the public

22

shareholders.

23

24 22. Plaintiff alleges herein that the Individual Defendants, separately and together, in

25 connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary

26 duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff

27 and other public shareholders of Anadys.

28

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1	CLASS ACTION ALLEGATIONS
2	23. Plaintiff brings this action on its own behalf and as a class action on behalf of all
3	owners of Anadys common stock and their successors in interest, except Defendants and their
4	affiliates (the “Class”).
24.	This action is properly maintainable as a class action for the following reasons:
6
(a)	the Class is so numerous that joinder of all members is impracticable. As of

.7

8	October 18, 2011, Anadys has approximately 57.18 million shares outstanding.

9 (b) questions of law and fact are common to the Class, including, inter aIla, the

10 following: V

11 (i) Have the Individual Defendants breached their fiduciary duties of

12 undivided loyalty, independence, or due care with respect to plaintiff

13 and the other members of the Class in connection with the Proposed

14

Transaction;

15

16 (ii) Have the Individual Defendants breached their fiduciary duty to

17 secure and obtain the best price reasonable under the circumstances

18 for the benefit of plaintiff and. the other members of the Class in

19 connection with the Proposed Transaction;

20 (iii) Have the Individual Defendants breached any of their other fiduciary

21 . duties to plaintiff and the other members of the Class in connection

22

with the Proposed Transaction, including the duties of good faith,

23

24 diligence, honesty and fair dealing;

25 (iv) Have the Individual Defendants, in bad faith and for improper

26—motives, impeded or erected barriers to discourage other strategic

27

28

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1	alternatives including offers from interested parties for the Company
2	orits assets;
3	(v) Whether plaintiff and the other members of the Class would be
4	irreparably harmed were the transactions complained of herein consummated.

6

(vi) Have Anadys, Hoffmann-La Roche, and Merger Sub aided and 7

8	abetted the Individual Defendants’ breaches of fiduciary duty; and

9 (vii) Is the Class entitled to injunctive relief or damages as a result of

10 defendants’ wrongful conduct.

11 (c) Plaintiff is committed to prosecuting this action, is an adequate representative

12 of the Class, and has retained competent counsel experienced in litigation of this nature.

13 (d) Plaintiffs claims are typical of those of the other members of the Class.

14

(e)	Plaintiff has no interests that are adverse to the Class.

15

16 (f) The ‘prosecution of separate actions by individual members of the Class

17 would create the risk of inconsistent or varying adjudications for individual members of the Class

18 and of establishing incompatible standards of conduct for the party opposing the Class.

19 (g) Conflicting adjudications for individual members of the Class might as a

20 practical matter be dispositive of the interests of the other members not parties to the adjudications

21 or substantially impair or impede their ability to protect their interests.

22

(h)	Plaintiff anticipates that there will be no difficulty in the management of this

23

24 litigation. A class action is superior to other available methods for the fair and efficient

25 adjudication of this controversy

26

27

28

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1	FURTHER SUBSTANTIVE ALLEGATIONS
2	25. Anadys is a biopharmaceutical company dedicated to improving patient care by
3	developing novel medicines for the treatment of the hepatitis C virus, or HCV. Hepatitis C is a
4	chronic infection that can cause liver damage, cirrhosis, liver failure, or cancer.
26.	The market for HCV treatments is substantial and largely unmet. As described in
6

Anadys’ latest From Annual Report on Form 10-K filed with the SEC on March 4, 2011, the World

7

8 Health Organization estimates that 170 million people globally are chronically infected with HCV and 3 to 4 million people are newly infected each year. Cirrhosis develops in about 10% to 20% of

10 people with chronic infection, and liver cancer develops in 1% to 5% of people with chronic

11 infection over a period of 20 to 30 years. It is estimated that more than 3 million people are

12 chronically infected with HCV in the United States and that as of 2009 only about 100,000 of these

13 patients were under treatment.

14

27.	There is currently no vaccine available to prevent infection with HCV. The current

15

16 standard of care for treatment of chronic HCV infection is a combination of pegylated interferon-

17 alfa and ribavirin, treatments which have numerous side effects. These side effects may make

18 patients feel worse than foregoing treatment, which reduces their motivation to initiate or continue

19 HCV therapy. Many patients take additional drugs to treat these side effects, furthcr increasing the

20 cost and the risk of additional side effects to the patient.

21 28. In response to the limitations of existing treatments for HCV infection, direct acting

22

23 antiviral (“DAA”) therapies (including protease, polymerase and NS5A inhibitors) have emerged as

24 a potential addition to or alternative to the current standard of care. Unlike interferons, which work

25 by stimulating the immune system’s response to viral infection, HCV DAAs directly target the virus

26 by inhibiting the protease, polymerase or NS5A region of the virus. Accordingly, DAAs have the

27

28

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

potential to significantly improve treatment outcomes, when added to the standard of care in 2 difficult-to-treat patients.

3	29. Anadys is in the process of developing a DAA to treat FICV. Anadys’ most advanced
4	drug candidate, Setrobuvir, or ANAS98, is a DAA currently in a Phase JIb study for the treatment of chronic HCV infection. That trial was testing the drug in combination with pegylated interferon

6

and ribavirin.

7
8	30. The Company also is conducting early clinical trials on ANA773, an oral, small-

molecule inducer of innate immunity in Phase I trials that may prove useful for treating HCV as

10 well as other chronic infections and’ cancer.

11 31. Anadys retains all commercialization rights to both ANA598 and ANA773, which

12 were discovered at Anadys. With the successful development and commercialization of these

13 products, Anadys has the ability to grab significant market share in the multi-billion dollar HCV

14

treatment market.

15

16 32. Clinical trial milestone for both ANA598 and ANA773 were coming up in the 4th

17 quarter of 2011. As described in an article on seekingalpha.com:

18 The BioMedReports FDA Calendar and Catalyst Tracker shows that the clinical trial milestones for both those products from Anadys were on the board and in play for

19 4Q 2011. The first was announced in a news release in late May and indicated that Anadys was advancing the development of ANA773 in a separate indication, chronic

20 hepatitis C virus infection, or HCV. Anadys was expecting to receive 28-day data

21 from the Phase Ha HCV study during the fourth quarter of 2011.

22

23 The second catalyst involved that Phase JIb study of Setrobuvir (ANA598). The

4	Company had announced early in the year that it expected to receive Week 24
2	antiviral response data in the fourth quarter of 2011. In the trial, approximately 100

25 treatment-naive HCV patients are expected to receive ANA598 in combination with

— SOC and 33 treatment-naive HCV patients are to receive placebo plus SOC. 26

33.— October 1’3,-2011, the Company issued a press release announcing positive 12-

28 week data for Setrobuvir (ANAS98) in the Phase lib study. As stated in the press release:

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

SAN DIEGO, October 13, 2011 — Anadys Pharmaceuticals, Inc. (Nasdaq: ANDS) today released interim antiviral response and safety data from an ongoing Phase Jib

2 study of setrobuvir in combination with pegylated interferon and ribavirin (P/K) in genotype I hepatitis C patients. Setipbuvir is the Company’s direct-acting antiviral

3	being developed for the treatment of chronic hepatitis C, or HCV.
4	“We are pleased with today’s data, which we believe demonstrate a compelling
5	profile for setrobuvir in significantLy more patients,” said Steve Worland, Ph.D.,

President and CEO of Anadys. “The antiviral response in patients who had failed

6	prior treatment is a particularly encouraging benchmark of setrobuvir’s potency and high barrier to resistance. Coupled with a favorable safety profile to date, we believe

7	today’s data position setrobuvir as a very attractive agent to be included in future
8	DAA combination regimens.”

9 34. In a press release dated October 17, 2011, the Company announced that it had

10 entered into a merger agreement with Roche pursuant to which Roche, through Merger Sub, will

11 commence a tender offer to acquire all of the outstanding shares of the Company for $3.70 per

12 share.

13 35. The Proposed Transaction consideration is inadequate. As described above, the

14

market for HCV treatments is substantial and largely unmet. The Company is in the process of

15

16 developing novel treatments for HCV that has the potential of grabbing a substantial share in the

17 multi-billion dollar market. Despite the promising outlook and tremendous revenue potential, the

18 Board has agreed to sell the Company for the unfair price of $3.70 per share.

19 36. Further, according to Yahoo Finance, at least one Wall Street analyst had a price

20 target for Anadys of $4.00 per share.

21 37. While Anadys shareholders are being cashed out at an unfair price, the acquisition of

22

Anadys will provide significant benefits for Roche. As described by Jean-Jacques Garaud, Global

23

24 Head of Roche Pharma Research and Early Development in the press release announcing the

25 Proposed Transaction: “This acquisition augments Roche’s already strong HCV portfolio. Our aim

26 is to offer physicians and hepatitis patients a powerful combination of therapies that bring us closer

27

28

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1
2
3
4
5
6
7
8

9

10

11

12

13

14

15

16

17

18

19

20

21

22

23

24

25

26

27

28

to a cure, even without the use of interferon. Anadys’ compounds provide additional modes of action that could lead to interferon-free treatment regimens without viral resistance.”

38. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction afait accompli and ensure that no competing offers will emerge for the Company.

39. §5.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Roche. §5.3(c) demands that the Company terminate any and all prior or on-going discussions with other potential acquirors.

40. Pursuant to the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Hoffman-La Roche of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with HoiThian-La Roche in order to enter into the competing proposal, it must grant Hoffman-La Roche three business days in which the Company must negotiate in good faith with Hoffman-La Roche (if Hoffman-La Roche so desires) and allow Hoffman-La Roche to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid still constitutes a superior offer. In other words, the Merger Agreement gives Hoffman-La Roche access to any rival bidder’s information and allows Hoffman-La Roche a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor Hoffman-La Roche and piggy-back upon the due diligence of the foreclosed second bidder.

41. The Merger Agreement also provides that a termination fee of $8 million must be paid to Hoffman-La Roche by Anadys if the Company decides to pursue the competing offer,

CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1	thereby essentially requiring that the competing bidder agree to pay a naked premium for the right
2	to provide the shareholders with a superior offer.
3	42. Roche is also the beneficiary of a “Top-Up” provision that ensures that Hoffman-La
4	Roche gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger

Agreement, if Hoffman-La Roche receives one more than 90% of the shares outstanding through its

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tender offer, it can effect a short-form merger. In the event Hoffman-La Roche fails to acquire the

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8 90% plus one share required, the Merger Agreement also contains a “Top-Up” provision that grants Hoffman-La Roche an option to purchase additional shares from the Company in order to reach the

10 90% plus one share threshold required to effectuate a short-form merger.

11 43. In conjunction with the execution of the Merger Agreement, the executive officers

12 and directors of Anadys, who collectively own 7.87% of Anadys common stock, each entered into a

13 tender and support agreement with Hofftnann-La Roche and Merger Sub, pursuant to which each

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executive officer and director agreed, among other things, to tender his or her shares pursuant to the

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16 tender offer and, if necessary, vote his or her shares in favor of the adoption of the Merger

17 Agreement and the approval of the Proposed Transaction.

18 44. Ultimately, these preclusive deal protection provisions illegally restrain the

19 Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to

20 acquire all or a significant interest in the Company. The circumstances under which the Board may

21 respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or

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would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to

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24 provide an effective “fiduciary out” under the circumstances.

25 45. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the

26 irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

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CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

1	CLAIMS FOR RELIEF
2	COUNTI

Breach of Fiduciary Duties

3	(Against All Individual.Defendants)
4	46. Plaintiff repeats all previous allegations as if set forth in full herein.
47.	The Individual Defendants have knowingly and recklessly and in bad faith violated
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fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of

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8	Anadys and have acted to put their personal interests ahead of the interests of Anadys shareholders.
48.	The Individual Defendants’ recommendation of the Proposed Transaction will result

10 in change of control of the Company which imposes heightened fiduciary responsibilities to

11 maximize Anadys’s value for the benefit of the stockholders and requires enhanced scnitiny by the

12 Court.

13 49. The Individual Defendants have breached their fiduciary duties of loyalty, good

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faith, and independence owed to the shareholders of Anadys because, among other reasons:

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16 (a) they failed to take steps to maximize the value of Anadys to its public

17 shareholders and took steps to avoid competitive bidding;

18 (b) they failed to properly value Anadys; and

19 (c) they ignored or did not protect against the numerous conflicts of interest

20 resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

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50.	As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff

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23 and the Class will suffer irreparable injury in that they have not and will not receive their fair

24 portion of the value of Anadys’ assets and will be prevented from benefiting from a value-

25 maximizing transaction.

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CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

*	1 51. Unless enjoined by this Court, the Individual Defendants will continue to breach
2	their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed
3	Transaction, to the. irreparable harm of the Class.
4	52. Plaintiff and the Class have no adequate remedy at law.
5
6	COUNT II

Aiding and Abetting

(Against Anadys, Iloffmann-La Roche, and Merger Sub)

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53.	Plaintiff repeats all previous allegations as if set forth in full herein.

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10 54. As alleged in more detail above, Defendants Anadys, Hoffmann-La Roche, and

Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

12 55. As a result, Plaintiff and the Class members are being harmed.

13 56. Plaintiff and the Class have no adequate remedy at law.

14 WhEREFORE, P1 aintiff demands judgment against defendants jointly and severally, .as

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follows:

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(A) declaring this action to be a class action and certifying Plaintiff as the Class

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18 representatives and her counsel as Class counsel;

19 (B) enjoining, preliminarily and permanently, the Proposed Transaction;

20 (C) in the event that the transaction is consummated prior to the entry of this

21 Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

22 (D) directing that Defendants account to Plaintiff and the other members of the

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Class for all damages caused by them and account for all profits and any special benefits obtained

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25 as a result of their breaches of their fiduciary duties;

(E) iWãrding Plaintiff the its of this action, including a rionable aLlowance

27 for the fees and expenses of Plaintiff’s attorneys and experts; and

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CLASS ACTION COMPLAINT FOR BREACH OF FLDUCIARY DUTY

1	(F) granting Plaintiff and the other members of the Class such f’ürther relief asthe Court deems jist and proper.
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DATED October 24, 2011 IEW & KORSINSKY, LLP

1AVJD E. BOWER

9 600 Corporate Palate, Suite 1170

Culver City, CA 90230-7600

10 Tel: 310-839-0442

11 Fax: 310-558-3005

LEVI & KORSINSKY, LLP

Shannon L. Hopkins, Esq. (to be admitted pro hoc vice)

Allen Schwartz (to be admitted pro hac vice)

1	30 Broad Street, 15th Floor

14 NcwYork,NY 10004

Tel: 212-363-7500

15 Fax: 2l2.3637 171

16 Attorneys for Plaintiff

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CLASS ACTION COMPLAINT FOR BRJACH OF FIDUCIARY DUTY